Exhibit 99.1

EXECUTION COPY

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

November 1, 2018

among

GLOBANT, LLC,

as Borrower

CERTAIN FINANCIAL INSTITUTIONS,

as Lenders,

and

HSBC BANK USA, N.A.,

as Administrative Agent, Issuing Bank and Swingline Lender

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SCHEDULES:

Schedule 2.1	-	Commitments
Schedule 3.6	-	Disclosed Matters
Schedule 3.11	-	Insurance
Schedule 3.13	-	Subsidiaries; Equity Interests
Schedule 3.20	-	Labor Matters
Schedule 6.2	-	Existing Indebtedness
Schedule 6.3	-	Existing Liens
Schedule 6.6	-	Existing Investments

EXHIBITS:

Exhibit A-1	-	Form of Revolving Note
Exhibit A-2	-	Form of Term Note
Exhibit A-3	-	Form of Swingline Note
Exhibit B	-	Form of Assignment and Assumption
Exhibit C	-	[Reserved]
Exhibit D-1	-	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-2	-	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-3	-	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-4	-	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E	-	Form of Borrowing Request
Exhibit F	-	Form of Interest Election Request
Exhibit G	-	Form of Compliance Certificate

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AMENDED AND RESTATED CREDIT AGREEMENT dated as of November 1, 2018, among GLOBANT, LLC, a Delaware limited liability company (the “Borrower”), the Lenders (as defined hereinafter) that are from time to time parties hereto, and HSBC BANK USA, N.A. (“HSBC”), as Administrative Agent (in such capacity, the “Administrative Agent”), Issuing Bank (as defined hereinafter) and Swingline Lender (as defined hereinafter).

PRELIMINARY STATEMENT:

WHEREAS, the Borrower, the financial institutions party thereto as “Lenders” and HSBC BANK USA, N.A., as Administrative Agent are parties to that certain Credit Agreement, dated as of the Original Closing Date (as defined below) (as amended, amended and restated, supplemented or otherwise modified to the date hereof, the “Existing Credit Agreement”).

WHEREAS, the Borrower has requested that the Existing Credit Agreement be amended and restated to, among other things, extend the maturity date, and provide a revolving credit facility and a term loan facility.

NOW, THEREFORE, in consideration of their mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Existing Credit Agreement in its entirety as follows:

Article I

Definitions

Section 1.1         Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of all or substantially all of any business or division of a Person, (b) the acquisition of more than 50% of the Equity Interests of any Person, or otherwise causing any Person to become a Subsidiary or (c) a merger or consolidation or any other combination with another Person (other than a Person that is already a Subsidiary).

“Administrative Agent” has the meaning specified in the preamble and includes any successor administrative agent appointed under Article VIII.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Parties” has the meaning specified in Section 9.1(d)(ii).

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“Aggregate Credit Exposure” means, at any time, the aggregate Total Credit Exposure of all of the Lenders.

“Agreement” means this Credit Agreement.

“Alternate Base Rate” means, for any day, a rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to the greatest of (a) the Prime Rate, (b) 1/2 of one percent above the Federal Funds Effective Rate, (c) the LIBO Rate for a Eurodollar Loan with a one-month Interest Period commencing on such day plus 1% and (d) 0%.

“Anti-Money Laundering Laws” means the PATRIOT Act; the U.S. Money Laundering Control Act of 1986 and the regulations and rules promulgated thereunder, as amended from time to time; the U.S. Bank Secrecy Act and the regulations and rules promulgated thereunder, as amended from time to time; and corresponding laws of (a) the European Union designed to combat money laundering and terrorist financing and (b) jurisdictions in which the Borrower operates or in which the proceeds of the Loans will be used or from which repayments of the Obligations will be derived.

“Applicable Law” means, with respect to any Person, (x) all provisions of law, statute, treaty, ordinance, rule, regulation, requirement, restriction, permit, certificate, decision, directive or order of any Governmental Authority applicable to such Person or any of its property and (y) all judgments, injunctions, orders, writs and decrees of all courts and arbitrators in proceedings or actions in which such Person is a party or by which any of its property is bound.

“Applicable Percentage” means, with respect to any Lender at any time, subject to reallocation with respect to a Defaulting Lender pursuant to Section 2.21:

(a)          with respect to Revolving Commitments, Revolving Loans, LC Exposure and Swingline Exposure, a percentage equal to a fraction, the numerator of which is such Lender’s Commitment and the denominator of which is the aggregate Revolving Commitments of all Lenders (provided that, if the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon such Lender’s share of the aggregate Revolving Credit Exposures at that time);

(b)          with respect to the Term Loan Commitments and Term Loans, as the case may be, a percentage equal to a fraction, the numerator of which is the outstanding principal amount of such Lender’s Term Loan Commitment or Term Loan, as the case may be, and the denominator of which is the aggregate outstanding principal amount of all Term Loan Commitments or Term Loans, as the case may be; and

(c)          with respect to the Aggregate Credit Exposure, a percentage equal to a fraction, the numerator of which is the sum of such Lender’s Total Credit Exposure, and the denominator of which is the sum of the Aggregate Credit Exposure of all Lenders.

“Applicable Rate” means, for any day, with respect to any Base Rate Loan or Eurodollar Loan, as the case may be, (i) 0.75% per annum, for Base Rate Loans, and (ii) 1.75% per annum for Eurodollar Loans.

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“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arranger” means HSBC Bank USA, N.A. as arranger of the Facilities.

“Asset Sale” means any Disposition of property or series of related Dispositions of property by the Borrower or any of its Subsidiaries (other than Dispositions for value the Net Proceeds of which do not exceed $25,000 in the aggregate in any fiscal year).

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Revolving Maturity Date and the date of termination of the Revolving Commitments.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Base Rate” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower” has the meaning specified in the preamble.

“Borrower Materials” has the meaning specified in Section 9.1(d)(i).

“Borrowing” means (a) Loans (other than Swingline Loans) of the same Type and Class made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect or (b) a Swingline Loan.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.3, which shall be substantially in the form of Exhibit E.

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“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market.

“Capital Expenditures” means all expenditures which, in accordance with IFRS, would be required to be capitalized and shown on the consolidated balance sheet of the Borrower, including Capital Lease Obligations, but excluding (a) expenditures made in connection with the replacement, substitution or restoration of assets to the extent financed (i) from insurance proceeds (or other similar recoveries) paid on account of the loss of or damage to the assets being replaced or restored or (ii) with awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced, and (b) expenditures attributable to intangibles to the extent included in “Intangible Assets” on the consolidated balance sheet of the Borrower.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent and one or more of the Issuing Banks or Lenders, as collateral for LC Exposure, Swingline Exposure, obligations of Lenders to fund participations in respect of LC Exposure or Swingline Exposure and to indemnify the Administrative Agent under this Agreement, cash or deposit account balances or, if the Administrative Agent and each applicable Issuing Bank or Swingline Lender shall agree in their sole and absolute discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and each applicable Issuing Bank or Swingline Lender. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalent Investments” means:

(a)          direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof;

(b)          investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

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(c)          investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States or any state thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d)          fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e)          shares of money market mutual or similar fund that (i) invests exclusively in assets satisfying the requirements of clauses (a) through (c) of this definition, (ii) has net assets of not less than $5,000,000,000, and (iii) is rated AAA by S&P and Aaa by Moody’s;

(f)           money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000;

(g)          deposit accounts maintained with (i) any commercial bank satisfying the requirements of clause (c) of this definition or (ii) any other commercial bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation;

(h)          securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s;

(i)           (i) certificates of deposit or bankers’ acceptances or time deposits maturing within 180 days from the date of acquisition thereof, in each case payable in Dollars or in the local currency where such funds are maintained and issued by any bank organized under the laws of any country which is organized and existing under the laws of the country in which such Person is organized or doing business and having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000 (calculated at the then applicable exchange rate) and (ii) deposit accounts or local equivalents maintained with any bank that satisfies the criteria described in clause (i) above; and

(j)           other short-term investments utilized by any Loan Party, Foreign Subsidiary or other Subsidiary operating outside the United States in accordance with normal investment practices for cash management in investments of a type analogous to the foregoing.

“CFC” means a controlled foreign corporation (as that term is defined in Section 957(a) of the IRC).

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“Change in Control” means an event or a series of events by which (a) a Loan Party shall cease to own and control, of record and beneficially, directly or indirectly, 100% of the aggregate issued and outstanding Equity Interests of the Borrower having ordinary voting power on a fully diluted basis (which for this purpose shall exclude all Equity Interests that have not yet vested); (b) a Loan Party shall cease to have the ability to elect (either through share ownership or contractual voting rights) a majority of the board of directors or equivalent governing body of the Borrower; or (c) a majority of the Board of Directors of Globant S.A. (Luxembourg) are not Continuing Directors.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Class” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Term Loans or Swingline Loans.

“Collateral” means any property of any Loan Party upon which a security interest in favor of the Administrative Agent for the benefit of the Secured Parties is purported to be granted pursuant to any Security Document; provided, that only 65% of the total outstanding voting Equity Interests of any first tier Subsidiary of a Loan Party that is a CFC (and none of the Equity Interests of any Subsidiary of such CFC) shall be Collateral.

“Commitment” means, with respect to each Lender, such Lender’s Revolving Commitment and Term Loan Commitment, as applicable. The initial amount of each Lender’s Commitment is set forth on Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Communications” has the meaning specified in Section 9.1(d)(ii).

“Compliance Certificate” means a certificate substantially in the form of Exhibit G.

“Computation Period” means, as of any date of calculation, the immediately preceding four consecutive fiscal quarters.

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“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated” means, when used with reference to financial statements or financial statement items of Globant S.A. (Luxembourg) and its Subsidiaries or any other Person, such statements or items on a consolidated basis in accordance with the consolidation principles of IFRS.

“Consolidated EBITDA” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for Globant S.A. (Luxembourg) and its Subsidiaries in accordance with IFRS, Consolidated Net Income for the most recently completed Computation Period plus, to the extent deducted in determining such Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation and amortization, (iv) non-cash management compensation expenses for such Period, (v) reasonable and documented Transaction Costs, (vi) actual restructuring costs and integration costs in connection with any Acquisition, in each case to the extent paid or made within twelve (12) months of the closing of such Acquisition, (vii) to the extent not duplicative of any other expense or charge otherwise added back to Consolidated EBITDA, pro forma “run rate” cost savings and operating expense reductions to be realized as a result of Acquisitions that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) within twelve (12) months after any such Acquisition, net the amount of actual benefits realized during such period from such actions, provided, that the aggregate amount of any such Transaction Costs, restructuring and integration costs, “run rate” cost savings and operating expense reductions added back to the definition of Consolidated EBITDA under clauses (v) through (vii) of this definition during any fiscal quarter, shall not exceed 10% of Consolidated EBITDA for such fiscal quarter, (viii) mark-to-market losses with respect to Hedging Agreements and (ix) any loss incurred in connection with any sale or other disposition outside the ordinary course of business, minus, to the extent included in determining Consolidated Net Income (a) mark-to-market gains with respect to Hedging Agreements and (b) any gain incurred in connection with any sale or other disposition outside the ordinary course of business.

“Consolidated Interest Expense” means, for any Computation Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase prices of assets, in each case to the extent treated as interest in accordance with IFRS, (b) all interest paid or payable with respect to discontinued operations and (c) the portion of rent expense under Capital Lease Obligations that are treated as interest in accordance with IFRS, in each case of or by Globant S.A. (Luxembourg) and its Subsidiaries on a Consolidated basis for the relevant period.

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“Consolidated Net Income” means, as of any date of determination, the net income (or loss) of Globant S.A. (Luxembourg) and its Subsidiaries on a Consolidated Basis for the most recently completed Computation Period; provided that, Consolidated Net Income shall exclude (a) extraordinary gains and extraordinary losses for such Computation Period, (b) the income of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not at the time permitted by operation of Applicable Law or the terms of its organizational documents or any agreement or instrument applicable to such Subsidiary, (c) the income or loss of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with Globant S.A. (Luxembourg) or any Subsidiary or the date that such Person’s assets are acquired by Globant S.A. (Luxembourg) or any Subsidiary, to the extent that such income or loss is not attributable to Globant S.A. (Luxembourg) or any Subsidiary and (d) the income of any Person in which any other Person (other than Globant S.A. (Luxembourg) or a Wholly Owned Subsidiary or any director holding qualifying shares in accordance with Applicable Law) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Globant S.A. (Luxembourg) or a Wholly Owned Subsidiary by such Person during such Computation Period.

“Consolidated Net Revenue” means, as of any date of determination, the net revenue of Globant S.A. (Luxembourg) and its Subsidiaries on a Consolidated basis for the most recently completed Computation Period.

“Consolidated Total Debt” means, as of any date of determination, all Indebtedness of the Globant S.A. (Luxembourg) and its Subsidiaries determined on a Consolidated basis (including any Indebtedness (contingent or otherwise) incurred in connection with an Acquisition permitted hereunder) and, subject to the foregoing, excluding (a) contingent obligations in respect of Guarantees (except to the extent constituting Guarantees in respect of Indebtedness of a Person other than any Loan Party), (b) obligations in respect of one or more Hedging Agreements, and (c) contingent obligations in respect of undrawn letters of credit.

“Continuing Directors” means, as of an date of determination, any director or manager (or their equivalent) of Globant S.A. (Luxembourg): (a) who was a director or manager (or their equivalent) on the Effective Date; or (b) whose nomination for election to serve as director or manager (or its equivalent) of Globant S.A. (Luxembourg) is recommended by a majority of the then Continuing Directors who at the time of such nomination are members of the Corporate Governance and Nominating Committee of Globant S.A. (Luxembourg), or is otherwise elected to the board of directors or managers (or their equivalent) with the approval of a majority of the then Continuing Directors at the time of such election.

“Contractual Currency” has the meaning set forth in Section 9.16.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

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“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that with notice, lapse of time or both would become an Event of Default.

“Defaulting Lender” means, subject to Section 2.21(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent, any Issuing Bank or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that, such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-in Action; provided that, a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(b)) upon delivery of written notice of such determination to the Borrower, each Issuing Bank, the Swingline Lender and each Lender.

“Disclosed Matters” means the actions, suits, litigation, investigations and proceedings and the environmental matters disclosed in Schedule 3.6.

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“Disposition,” with respect to any property, means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” have meanings correlative thereto.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for Equity Interests that are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for Equity Interests that are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for scheduled payments or dividends in cash or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the latest of the Revolving Maturity Date or Term Loan Maturity Date, as applicable; provided, that if such Equity Interests are issued to any plan for the benefit of employees of Globant S.A. (Luxembourg) or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollars” or “$” refers to lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary of the Borrower organized under the laws of any jurisdiction within the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.1 are satisfied (or waived in accordance with Section 9.2).

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 9.4(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 9.4(b)(iii)).

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“Environmental Laws” means all Applicable Law relating in any way to the environment, preservation or reclamation of natural resources, the management, storage, use, holding, collection, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated under it.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the IRC or, solely for purposes of Section 302 of ERISA and Section 412 of the IRC, is treated as a single employer under Section 414 of the IRC.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived), (b) the determination that any Pension Plan or Multiemployer Plan, as applicable, is considered an at-risk plan or that any Pension Plan or Multiemployer Plan, as applicable, is endangered or is in critical status within the meaning of Sections 430, 431 or 432 of the IRC or Sections 303, 304 or 305 of ERISA, (c) the incurrence by the Borrower or any ERISA Affiliate of any liability under Title IV of ERISA, other than for PBGC premiums not yet due, (d) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, (e) the appointment of a trustee to administer any Pension Plan, (f) the withdrawal of the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or the cessation of operations by the Borrower or any ERISA Affiliate that would be treated as a withdrawal from a Pension Plan under Section 4062(d) of ERISA, (g) the partial or complete withdrawal by the Borrower or any ERISA Affiliate from any Multiemployer Plan or (h) the taking of any action to terminate any Pension Plan under Section 4041 or 4041A of ERISA.

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“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar,” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the LIBO Rate.

“Event of Default” has the meaning specified in Article VII.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and any other “keepwell, support or other agreement” for the benefit of such Guarantor and any and all guarantees of such Guarantor’s Swap Obligations by other Loan Parties at the time the Guarantee of such Guarantor, or a grant by such Guarantor of a security interest, becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes excluded in accordance with the first sentence of this definition.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(g) or Section 2.17(h), and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Facility” means each of (and “Facilities” means collectively both of) (a) the Term Loan Commitments and the extensions of credit made thereunder (the “Term Facility”), (b) the Revolving Commitments and the extensions of credit made thereunder (the “Revolving Facility”),and (c) each other credit facility that may be added to this Agreement after the date hereof.

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“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the IRC, and any applicable intergovernmental agreements (and related official administrative guidance) with respect thereto.

“FCPA” has the meaning specified in Section 3.23.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average rate (rounded upwards, if necessary, to the next 1/100 of 1%) charged by HSBC for such day for such transactions as determined by the Administrative Agent.

“Financial Officer” means, with respect to any Person, the chief financial officer, principal accounting officer, treasurer or controller of such Person.

“Fixed Charge Coverage Ratio” means, for any period, the ratio of (a) the total for any Computation Period of (i) Consolidated EBITDA minus (ii) the sum of Restricted Payments, share repurchases, income taxes paid in cash and Capital Expenditures (excluding any such Capital Expenditure to the extent made with proceeds of insurance covering such capital asset) to (b) the sum for such Computation Period of (i) cash Interest Expense plus (ii) short term obligations (including short term acquisition-related contingent liabilities on its balance sheet).

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Subsidiary” means any Subsidiary of the Borrower that is not a Domestic Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding LC Exposure with respect to Letters of Credit issued by such Issuing Bank other than LC Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to any Swingline Lender, such Defaulting Lender’s Applicable Percentage of outstanding Swingline Loans made by such Swingline Lender other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders.

“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

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“Funding Rules” means the requirements relating to the minimum required contributions (including any installment payments) to Pension Plans and Multiemployer Plans, as applicable, and set forth in Sections 412 of the IRC and Section 302 of ERISA for periods prior to the effective date of the Pension Protection Act of 2006 and Sections 412, 430, 431, 432 and 436 of the IRC and Sections 302, 303, 304 and 305 of ERISA for periods on and after the effective date of the Pension Protection Act of 2006.

“Globant S.A. (Luxembourg)” means Globant S.A., a public limited company organized under the laws of the Grand Duchy of Luxembourg.

“Globant S.A. (Spain)” means Globant S.A., a single shareholder corporation organized under the laws of the Kingdom of Spain.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing, or having the economic effect of guaranteeing, any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that, the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantor” means Globant S.A. (Luxembourg), Globant S.A. (Spain) and each other Material Subsidiary that makes a guaranty of the Obligations in favor of the Administrative Agent for the benefit of the Secured Parties pursuant to Section 5.9; provided, that no CFC shall be a Guarantor.

“Hazardous Materials” means all toxic, corrosive, flammable, explosive, carcinogenic, mutagenic, infectious or radioactive substances or wastes and all other hazardous or toxic substances, wastes or other pollutants, or dangerous substance, including petroleum or any fraction thereof, petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

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“Hedging Agreement” means any agreement with respect to any swap, cap, collar, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Hedging Agreement.

“HSBC” has the meaning specified in the preamble.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein.

“Increased Cost Lender” has the meaning specified in Section 2.19(b).

“Incremental Revolving Commitment” has the meaning specified in Section 2.22(a).

“Incremental Revolving Commitment Effective Date” has the meaning specified in Section 2.22(a).

“Incremental Revolving Lender” has the meaning specified in Section 2.22(a).

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding accounts payable incurred in the ordinary course of business that are not more than 60 days past due or that are currently being contested in good faith by appropriate proceedings in accordance with Section 5.4), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) Disqualified Equity Interests of such Person, (k) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, and (l) all obligations, contingent or otherwise, of such Person under Hedging Agreements; provided that Indebtedness shall not include (i) any purchase price adjustment, earn-out, holdback or deferred payment of a similar nature incurred in connection with an Acquisition permitted under this Agreement so long as not evidenced by a note or similar written instrument (except to the extent that the amount payable pursuant to such purchase price adjustment, earn-out, holdback or deferred payment is reflected, or would otherwise be required to be reflected as a liability on a balance sheet prepared in accordance with IFRS) or (ii) prepaid or deferred revenue in connection with the sale of goods and/or the performance of services (including those related to customer advances) in the ordinary course of business. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

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“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 9.3(b).

“Information” has the meaning specified in Section 9.12.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.7, which shall be substantially in the form of Exhibit F.

“Interest Expense” means, for any period, the consolidated interest expense of Globant S.A. (Luxembourg) and its Subsidiaries for such period (including all imputed interest on Capital Lease Obligations).

“Interest Payment Date” means (a) with respect to any Base Rate Loan (other than a Swingline Loan), the last day of each March, June, September and December, (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided that, (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

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“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, evidences of Indebtedness or other securities of, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS, and any purchase or other acquisition (in one transaction or a series of transactions) of any assets of any other Person constituting a business unit; provided that, the endorsement of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment.

“IRC” means the Internal Revenue Code of 1986.

“IRS” means the United States Internal Revenue Service.

“ISP98” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the International Chamber of Commerce, Publication Number 590 (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means HSBC, in its capacity as issuer of Letters of Credit hereunder, or such other Lender as the Borrower may from time to time select as an Issuing Bank hereunder pursuant to Section 2.5, with the consent of the Administrative Agent; provided that, such Lender has agreed to be an Issuing Bank.

“Judgment Currency” has the meaning set forth in Section 9.16.

“LC Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by, or otherwise acceptable to, the applicable Issuing Bank.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP98 (or another rule or contractual provision having a similar effect), such Letter of Credit shall be deemed to be outstanding in the amount so remaining available to be drawn.

“LC Sublimit” means an amount equal to the lesser of (a) $5,000,000 and (b) the aggregate Revolving Commitments. The LC Sublimit is part of, and not in addition to, the Revolving Facility.

“Lender” means each Person listed on Schedule 2.1 and any other Person that shall have become a party hereto as a Lender pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context requires otherwise, the term “Lender” includes the Swingline Lender.

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“Lender Provided Financial Service Product” means any agreement or other arrangements under which any Lender or any Affiliate of any Lender provides any of the following products or services to any of the Loan Parties: (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) gift cards, (f) ACH transactions, (g) cash management, including electronic funds transfer, controlled disbursement, accounts or services, (h) overdraft, or (i) foreign currency exchange.

“Lender Provided Hedging Agreement” means any Hedging Agreement between a Loan Party and a counterparty that is a Lender or an Affiliate of a Lender.

“Letter of Credit” means any standby letter of credit issued pursuant to this Agreement.

“LIBO Rate” means, with respect to any Eurodollar Borrowing for any Interest Period, the rate per annum equal to the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any successor to, or substitute for, such service, providing rate quotations comparable to those currently provided by ICE Benchmark Administration Limited, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) for deposits in Dollars (for delivery on such day) for such Interest Period as displayed on the Bloomberg Page BBAM1 screen page that displays such rate (or, in the event such rate does not appear on a page of the Bloomberg Page BBAM1 screen, on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion) at approximately 11:00 a.m. (London time) on the day which is two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided if such offered rate shall be less than zero, such rate shall be zero for the purposes of this Agreement. In the event that no such rate is available to the Administrative Agent, LIBO Rate shall be equal to a rate per annum equal to the average rate (rounded upwards, if necessary, to the next 1/100 of 1%) at which the Administrative Agent determines that Dollars in an amount comparable to the amount of the applicable advances are being offered to prime banks at approximately 11:00 a.m. (London time) on the day which is two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period for settlement in immediately available funds by leading banks in the London interbank market selected by the Administrative Agent; provided if such determination by the Administrative Agent shall be less than zero, such rate shall be deemed to be zero for the purposed of this Agreement.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

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“Loan Document” means this Agreement, the Luxembourg Guaranty Agreement, the Spanish Guaranty Agreement, the Security Documents, the Reaffirmation of Spanish Guaranty, the Reaffirmation of Luxembourg Guaranty, the Notes, the LC Applications and any other documents, agreements, certificates or instruments executed by or on behalf of any Loan Party or entered into in connection herewith.

“Loan Party” means, individually, each of the Borrower and each Guarantor and “Loan Parties” means, collectively, the Borrower and Guarantors.

“Loans” means the loans made by the Lenders to the Borrower pursuant to this Agreement.

“Luxembourg Guaranty Agreement” means the guaranty, dated as of August 3, 2017, by Globant S.A. (Luxembourg) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, operations or financial condition of the Loan Parties and the Subsidiaries of the Borrower, taken as a whole, (b) the ability of any Loan Party to perform any of its obligations under any Loan Document, or (c) the validity or enforceability of this Agreement or any other Loan Document or the rights of or remedies or benefits available to the Administrative Agent, the Issuing Banks and the Lenders under the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Hedging Agreements, of any one or more of the Loan Parties in an aggregate principal amount exceeding $10,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of any Loan Party in respect of any Hedging Agreement at any time shall be the maximum aggregate amount that such Loan Party would be required to pay if such Hedging Agreement were terminated at such time.

“Material Subsidiary” means any direct and indirect Subsidiary of the Borrower that at any date of determination, holds more than $5,000,000 in assets (as determined in accordance with IFRS) and has generated more than $5,000,000 in revenue (determined in accordance with IFRS) for the Computation Period ending on the last day of the most recent period for which financial statements have been delivered after the Effective Date pursuant to Section 5.1; provided that all Subsidiaries that are not individually a “Material Subsidiary” shall not have aggregate total assets of more than $5,000,000 as of such date (determined in accordance with IFRS) or have generated more than $5,000,000 in aggregate total revenues (determined in accordance with IFRS) for such Computation Period.

“Maximum Total Leverage Ratio” means, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Total Debt as of such day to (b) Consolidated EBITDA for the Computation Period ending on such day.

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“Minimum Cash Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to 103% of the Fronting Exposures of all Issuing Banks with respect to Letters of Credit issued and outstanding at such time, and (b) otherwise, an amount determined by the Administrative Agent and the Issuing Banks in their sole and absolute discretion.

“Moody’s” means Moody’s Investors Service, Inc., and any successor thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” means in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalent Investments (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or by the Disposition of any non-cash consideration received in connection therewith or otherwise, but only as and when received) of such Asset Sale or Recovery Event, net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with IFRS (provided that, following the termination of such reserves, proceeds equal to any unused reserves shall be applied in accordance with Section 2.10(e)).

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all affected Lenders in accordance with the terms of Section 9.2(b), and (b) has been approved by the Required Lenders.

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Note” has the meaning specified in Section 2.9(f).

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document, or otherwise with respect to any Loan or Letter of Credit, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that the “Obligations” shall exclude any Excluded Swap Obligations.

“Original Closing Date” means August 3, 2017.

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“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19(b)).

“Participant” has the meaning specified in Section 9.4(d).

“Participant Register” has the meaning specified in Section 9.4(d).

“PATRIOT Act” means the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Permitted Encumbrances” means:

(a)          Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.4;

(b)          carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.4;

(c)          pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, other than any Lien imposed by ERISA;

(d)          deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

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(e)          judgment liens in respect of judgments that do not constitute an Event of Default under Section 7.1(k);

(f)           easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

(g)          any interest or title of a lessor under any operating lease entered into by the Borrower or any Subsidiary in the ordinary course of its business and covering only the assets so leased;

(h)          leases and subleases granted to others by the Borrower or any Subsidiary of the Borrower in the ordinary course of business on any real property that do not materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(i)           non-exclusive licenses of intellectual property granted in the ordinary course of business which do not, in any case, (x) materially detract from the value of the intellectual property subject thereto or (y) materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries and exclusive licenses of intellectual property granted in connection with any sale of assets permitted hereunder;

(j)           Liens in favor of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods;

(k)          Liens arising solely by virtue of any statutory or common law provision relating to bankers’ liens, rights of setoff or similar rights;

(l)           customary restrictions on dispositions of assets to be disposed of pursuant to merger agreements, stock or asset purchase agreements and similar agreements, in each case, to the extent the entry into such agreements is otherwise permitted hereunder;

(m)         Liens securing lease, utility and other similar deposits in the ordinary course of business;

(n)          setoff rights in connection with repurchase obligations in favor of the counterparty to such obligations in connection with Cash Equivalent Investments of a type referred to in clause (d) of the definition thereof; and

(o)          customary restrictions on assignment and transfer in intellectual property licenses under which the Borrower or any Subsidiary is a licensor or licensee;

provided that, the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

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“Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA, including a Pension Plan), maintained, contributed to or required to be contributed to, by the Borrower or with respect to which the Borrower may have any liability.

“Platform” means Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by HSBC as its “prime rate” in effect at its office located at New York, New York; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective. The “prime rate” is a rate set by HSBC based upon various factors including HSBC’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by HSBC shall take effect at the opening of business on the day specified in the public announcement of such change.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of the date hereof, of the Luxembourg Guaranty Agreement by Globant S.A. (Luxembourg) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Reaffirmation of Security Agreement” means the reaffirmation, dated as of the date hereof, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of the date hereof, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of any Person.

“Register” has the meaning specified in Section 9.4(c).

“Regulation U” means Regulation U of the FRB.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Removal Effective Date” has the meaning specified in Section 8.6.

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“Required Lenders” means, at any time, Lenders, (a) with respect to Revolving Lenders, having more than 50% of the Revolving Credit Exposure and (b) with respect to Term Lenders, having more than 50% of the Term Loan Commitments and outstanding Term Loans, as the case may be; provided that, the Revolving Credit Exposure, Term Loan Commitments and outstanding Term Loans of any Defaulting Lender shall be disregarded in determining Required Lenders at any time; provided further that, if at any time there are two or three Lenders, “Required Lenders” shall not be less than two Lenders.

“Required Revolving Lenders” means, at any time, Revolving Lenders having more than 50% of the aggregate Revolving Credit Exposure of all Revolving Lenders (excluding the Revolving Credit Exposure of any Defaulting Lender); provided that, if at any time there are two or three Lenders, “Required Lenders” shall not be less than two Lenders.

“Resignation Effective Date” has the meaning specified in Section 8.6(a).

“Responsible Officer” means the chief executive officer, chief operating officer, president or Financial Officer of the Borrower, Globant S.A. (Luxembourg) or Globant S.A. (Spain), as applicable.

“Restricted Payment” means (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Borrower or any Subsidiary or any option, warrant or other right to acquire any such Equity Interests in the Borrower or any Subsidiary, (ii) any payment of management fees or similar fees by the Borrower or any Subsidiary to any of its equity holders or any Affiliate thereof and (iii) any purchase of Equity Interests from present or former officers, directors or employees (or their respective spouses, ex-spouses or estates) of any Loan Party or any of their Subsidiaries in connection with restricted stock or the exercise of stock options, stock appreciation rights or similar equity incentives or equity based incentives pursuant to management incentive plans upon the death, disability, retirement, severance or termination of employment of such officer, director or employee.

“Revolving Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount of each Lender’s Revolving Commitment is set forth on Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable. The initial aggregate amount of the Revolving Lenders’ Revolving Commitments is $150,000,000.

“Revolving Credit Exposure” means, as to any Revolving Lender at any time, the aggregate principal amount at such time of such Lender’s outstanding Revolving Loans, LC Exposure and participation in Swingline Loans at such time.

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“Revolving Facility” has the meaning specified in the definition of “Facility” in this Section.

“Revolving Lender” means, as of any date of determination, a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Credit Exposure.

“Revolving Loan” means a Loan made pursuant to Section 2.1(a).

“Revolving Maturity Date” means October 31, 2023 or any earlier date on which repayment of the Obligations in respect of Revolving Loans is accelerated pursuant to the terms hereof.

“S&P” means S&P Global Ratings, a division of Standard & Poor’s Financial Services LLC, and any successor thereto.

“Sanctions” has the meaning specified in Section 3.14.

“SEC” means the Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Secured Obligations” means, collectively, (i) the Obligations, and (ii) all obligations of any Loan Party under any Lender Provided Hedging Agreement or any Lender Provided Financial Service Product, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that, the “Secured Obligations” shall exclude any Excluded Swap Obligations.

“Secured Parties” means the Administrative Agent, each Lender and any other holder of Secured Obligations.

“Security Agreement” means the Security Agreement, dated as of August 3, 2017, made by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Security Documents” means the Security Agreement, the Reaffirmation of Security Agreement and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the Secured Obligations.

“Spanish Guaranty Agreement” means the guaranty, dated as of August 3, 2017, by the Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

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“Subsidiary” means, with respect to any Person, any other Person the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with IFRS as well as any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, by such Person, or (b) that is, as of such date, otherwise Controlled by such Person. Unless the context otherwise specifically requires, the term “Subsidiary” shall refer to a Subsidiary of the Borrower.

“Swap Obligations” means with respect to any Guarantor any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means HSBC, in its capacity as lender of Swingline Loans hereunder, or such other Lender as the Borrower may from time to time select, with the consent of the Administrative Agent, as the Swingline Lender hereunder pursuant to Section 2.4; provided that, such Lender has agreed to be a Swingline Lender.

“Swingline Loan” means a Loan made pursuant to Section 2.4.

“Swingline Sublimit” means an amount equal to the lesser of (a) $5,000,000, and (b) the aggregate Revolving Commitments. The Swingline Sublimit is part of, and not in addition to, the Revolving Facility.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Facility” has the meaning specified in the definition of “Facility” in this Section.

“Term Lender” means, as of any date of determination, Lenders having a Term Loan Commitment or a Term Loan.

“Term Loan” means an advance by any Term Lender under the Term Facility made pursuant to Section 2.1(b).

“Term Loan Commitment” means (a) as to any Term Lender, the aggregate commitment of such Lender to make a Term Loan on the Effective Date as set forth on Schedule 2.1 or in the Assignment and Assumption executed by such Lender pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable, and (b) as to all Lenders, the aggregate commitment of all Lenders to make Term Loans, which aggregate commitment is $50,000,000 on the date of this Agreement.

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“Term Loan Commitment Termination Date” means the earlier of (i) the first date on which Term Loans are funded pursuant to the terms hereof and (ii) the date that is six months following the Effective Date.

“Term Loan Maturity Date” means October 31, 2023 or any earlier date on which repayment of the Obligations in respect of the Term Loans is accelerated pursuant to the terms hereof.

“Total Credit Exposure” means, as to any Lender at any time, the outstanding unused Commitments, the Revolving Credit Exposure and the outstanding Term Loans of such Lender at such time.

“Trade Date” has the meaning specified in Section 9.4(b)(i)(B).

“Transaction Costs” means, with respect to the Transactions or any Acquisition, the reasonable and documented fees, charges and other amounts related to the Transactions (including, in each case, any reasonable and documented underwriting, commitment, arrangement, structuring or similar fees), reasonable and documented merger and acquisition fees (including any investment and banking or brokerage fees), reasonable and documented legal fees and expenses, consulting and valuation fees, due diligence fees or any other fees and expenses in connection therewith).

“Transactions” means the execution, delivery and performance by the Loan Parties of the Loan Documents, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the LIBO Rate or the Alternate Base Rate.

“UK Bribery Act” has the meaning specified in Section 3.23.

“United States” and “U.S.” mean the United States of America.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the IRC.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 2.17(g).

“Wholly Owned Subsidiary” means, as to any Person, any other Person all of the Equity Interests of which (other than directors’ qualifying shares required by law) are owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withholding Agent” means any Loan Party and the Administrative Agent.

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“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.2         Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”).

Section 1.3         Terms Generally; Rules of Construction. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.4         Accounting Terms and Determinations; IFRS. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

Section 1.5         Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number.

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Section 1.6         Time of Day. Unless otherwise specified, all references herein to time of day shall be references to Eastern time (daylight or standard, as applicable).

Article II

The Credits

Section 2.1         Commitments. Subject to the terms and conditions set forth herein, (a) each Revolving Lender (severally and not jointly) agrees to make Revolving Loans to the Borrower in Dollars from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Commitment then in effect, or (ii) the sum of the total Revolving Credit Exposure exceeding the aggregate Revolving Commitments and (b) each Term Lender (severally and not jointly) agrees to make Term Loans available to the Borrower from time to time beginning on the Effective Date and ending on the Term Loan Commitment Termination Date in an amount equal to such Lender’s Term Loan Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans. Amounts repaid or prepaid in respect of Term Loans may not be reborrowed.

Section 2.2         Loans and Borrowings. Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the applicable Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that, the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in Section 2.4.

(a)          Subject to Section 2.13, each Term Borrowing and Revolving Borrowing shall be comprised entirely of Base Rate Loans or Eurodollar Loans as the Borrower may request in accordance with this Agreement; provided that, all Borrowings made on the Effective Date must be made as Base Rate Borrowings (unless the Borrower executes a funding indemnity letter in form and substance reasonably satisfactory to the Administrative Agent) but may be converted into Eurodollar Borrowings in accordance with Section 2.7. Each Swingline Loan shall be a Base Rate Loan. Each Lender at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that, any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(b)          At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000; provided that, a Base Rate Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commitments then in effect or is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.5(e). Each Swingline Loan shall be in an amount that is an integral multiple of $100,000 and not less than $1,000,000. Borrowings of more than one Type and Class may be outstanding at the same time; provided that, there shall not at any time be more than a total of seven Eurodollar Borrowings under the Facilities outstanding.

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(c)          Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue any Borrowing of any Class if the Interest Period requested with respect thereto would end after the Revolving Maturity Date (in the case of Revolving Loans) or the Term Loan Maturity Date (in the case of Term Loans).

Section 2.3         Requests for Borrowings. To request a Borrowing (other than a Swingline Borrowing, which may be requested under Section 2.4(a)), the Borrower shall notify the Administrative Agent of such request by submitting a Borrowing Request signed by the Borrower by (a) in the case of a Eurodollar Borrowing, not later than 1:00 p.m. three Business Days before the date of the proposed Borrowing or (b) in the case of a Base Rate Borrowing, not later than 1:00 p.m. one Business Day before the date of the proposed Borrowing; provided that, any such notice of a Base Rate Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.5(e) may be given not later than 10:00 a.m. on the date of the proposed Borrowing. Each such Borrowing Request shall be irrevocable and shall be submitted by hand delivery, telecopy or electronic communication to the Administrative Agent. Each such Borrowing Request shall specify the following information in compliance with Section 2.2:

(i)         the aggregate principal amount of the requested Borrowing;

(ii)        the date of such Borrowing, which shall be a Business Day;

(iii)       whether such Borrowing is to be a Base Rate Borrowing or a Eurodollar Borrowing;

(iv)       the Class of such Borrowing;

(v)        in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(vi)       the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.6.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender in the applicable Facility of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

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Section 2.4         Swingline Loans.

(a)          Subject to the terms and conditions set forth herein, the Swingline Lender, in reliance on the agreements of the Revolving Lenders set forth in this Section, agrees to make Swingline Loans under the Revolving Commitments to the Borrower in Dollars from time to time on any Business Day during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding the Swingline Sublimit, (ii) the total Revolving Credit Exposure exceeding the total Revolving Commitments then in effect, or (iii) Revolving Credit Exposure of any Revolving Lender exceeding such Lender’s Revolving Commitment; provided that, the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Loans. Each Swingline Loan shall be in an amount that is not less than $1,000,000. Swingline Loans shall be Base Rate Loans. Immediately upon the making of a Swingline Loan by the Swingline Lender, each Revolving Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swingline Lender a participation in such Swingline Loan in an amount equal to such Revolving Lender’s Applicable Percentage of the amount of such Swingline Loan.

(b)          To request a Swingline Loan, the Borrower shall notify the Administrative Agent of such request by submitting a Borrowing Request signed by the Borrower (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication), not later than 12:00 noon on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrower. The Swingline Lender shall make each Swingline Loan available to the Borrower by means of a credit to a deposit account of the Borrower with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.5(e), by remittance to the applicable Issuing Bank) by 3:00 p.m. on the requested date of such Swingline Loan.

(c)          (i)          The Swingline Lender may, at any time and from time to time in its sole and absolute discretion, request, on behalf of the Borrower (which hereby irrevocably authorizes the Swingline Lender to so request on its behalf), on one Business Day’s notice given by the Swingline Lender not later than 12:00 noon, that each Revolving Lender make, and each Revolving Lender hereby agrees to make, a Base Rate Loan in an amount equal to such Revolving Lender’s Applicable Percentage of the amount of Swingline Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Borrowing Request for purposes hereof) and in accordance with the requirements of Sections 2.2 and 2.3, without regard to the minimums and multiples specified therein, but subject to the aggregate unused Revolving Commitments and the conditions set forth in Section 4.2. The Swingline Lender shall furnish the Borrower with a copy of such Borrowing Request promptly after delivering such notice to the Administrative Agent. Each Revolving Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Borrowing Request available to the Administrative Agent in immediately available funds (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swingline Loan) for the account of the Swingline Lender at the Administrative Agent’s office not later than 10:00 a.m. one Business Day after the date of such Borrowing Request, whereupon, subject to clause (c)(ii) of this Section, each Revolving Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount.

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(ii)        If for any reason any Swingline Loan cannot be refinanced by a Revolving Borrowing in accordance with clause (c)(i) of this Section, the request for Base Rate Loans submitted by the Swingline Lender as set forth herein shall be deemed to be a request by the Swingline Lender (or, if the Swingline Lender has not submitted a request for Base Rate Loans, the Swingline Lender may request by notice to the Administrative Agent) that each of the Revolving Lenders fund its participation in the relevant Swingline Loan and each Revolving Lender’s payment to the Administrative Agent for the account of the Swingline Lender pursuant to clause (c)(i) shall be deemed payment in respect of such participation. The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan funded pursuant to this clause (c), and thereafter payments in respect of such Swingline Loan (to the extent of such funded participations) shall be made to the Administrative Agent and not to the Swingline Lender.

(iii)       Each Revolving Lender agrees that its obligation to acquire participations in Swingline Loans and make Revolving Loans pursuant to this Section 2.4 is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, counterclaim, recoupment, defense, deduction, abatement, withholding or reduction whatsoever; provided that, each Revolving Lender’s obligation to make Revolving Loans pursuant to this Section is subject to the conditions set forth in Section 4.2.

(iv)       Each Revolving Lender shall comply with its obligations under this Section 2.4(c) by wire transfer of immediately available funds, in the same manner as provided in Section 2.6 with respect to Loans made by such Revolving Lender (and Section 2.6 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Revolving Lender’s participation was outstanding and funded and, in the case of principal and interest payments, to reflect such Revolving Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due) shall be promptly remitted, in like funds received, to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent, in such funds, to the Revolving Lenders that shall have made their payments pursuant to this Section 2.4(c) and to the Swingline Lender, as their interests may appear; provided that, any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the Borrower for any reason. The purchase of participations in a Swingline Loan pursuant to this Section 2.4 shall not relieve the Borrower of any default in the payment thereof.

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(v)        Any Swingline Lender may resign at any time by giving 30 days’ prior notice of its resignation to the Administrative Agent, the Lenders and the Borrower. Upon receipt of any such notice of resignation, a successor Swingline Lender (which shall be a Lender) may be appointed by the Required Lenders or the Borrower, in each case, with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed). If no such successor shall have been so appointed by the Required Lenders or the Borrower and shall have accepted such appointment within 30 days after the retiring Swingline Lender gives notice of its resignation (or such earlier day as shall be agreed by the Borrower), such resignation shall become effective on such thirtieth day, whether or not a successor has been appointed. After the resignation of a Swingline Lender hereunder, the retiring Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of a Swingline Lender under this Agreement and the other Loan Documents with respect to Swingline Loans made by it prior to such resignation but shall not be required to make any additional Swingline Loans.

Section 2.5         Letters of Credit.

(a)          General. Subject to the terms and conditions set forth herein, each Issuing Bank agrees, in reliance upon the agreements of the Revolving Lenders set forth in this Section, (i) from time to time on any Business Day during the Availability Period, to issue Letters of Credit, in forms reasonably acceptable to the Administrative Agent and such Issuing Bank, for the account of the Borrower and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.5(b), and (ii) to honor drawings under the Letters of Credit; provided that, no Issuing Bank shall be obligated to issue any Letter of Credit or to amend or extend any Letter of Credit if, after giving effect thereto, (x) the total Revolving Credit Exposure would exceed the total Revolving Commitments then in effect or (y) the LC Exposure would exceed the LC Sublimit. Letters of Credit shall constitute utilization of the Revolving Commitments. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any LC Application or other agreement submitted by the Borrower to, or entered into by the Borrower with, any Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. Notwithstanding anything herein to the contrary, no Issuing Bank shall have any obligation hereunder to issue, and shall not issue, any Letter of Credit the proceeds of which would be made available to any Person (i) to fund any activity or business of or with any Person that is the subject of Sanctions, or in any country or territory that is the subject of Sanctions, or (ii) in any manner that would result in a violation of any Sanctions by any party to this Agreement.

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(b)          Notice of Issuance. Amendment, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment or extension of an outstanding Letter of Credit), the Borrower shall deliver by hand or telecopy (or if arrangements for doing so have been approved the Administrative Agent and by the applicable Issuing Bank, electronic communication) to such Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend or extend such Letter of Credit. The form of any requested Letter of Credit or any requested amendment or extension of a Letter of Credit shall be reasonably acceptable to the applicable Issuing Bank. No Issuing Bank shall be obligated to issue any Letter of Credit (i) in violation of any Applicable Law or policy of such Issuing Bank or any Revolving Lender, (ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, (iii) except as otherwise agreed by the Administrative Agent and such Issuing Bank, if such Letter of Credit is in an initial stated amount less than $25,000, or (iv) if such Letter of Credit contains any provision for automatic reinstatement of the stated amount after any drawing thereunder. If requested by the applicable Issuing Bank, the Borrower also shall submit an LC Application in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the LC Exposure shall not exceed the LC Sublimit, (ii) the total Revolving Credit Exposure shall not exceed the total Revolving Commitments then in effect, and (iii) the other conditions thereto set forth in this Agreement are met. No Issuing Bank shall be under any obligation to amend or extend any Letter of Credit if (i) such Issuing Bank would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof, or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment thereto.

(c)          Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of the date one year after the date of the issuance of such Letter of Credit (or, in the case of any extension thereof, one year after such extension), and the date that is 30 days prior to the Revolving Maturity Date; provided that, any Letter of Credit may, with the consent of the applicable Issuing Bank, be automatically extendable for successive one-year periods (which shall in no event extend beyond the date referred to in the foregoing clause (ii)).

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(d)          Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of any Issuing Bank or the Revolving Lenders, each applicable Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. Each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in clause (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Lender agrees that its obligation to acquire participations pursuant to this Section 2.5(d) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)          Reimbursement. If any Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m. on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon on (i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m. on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt; provided that, the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.3 or 2.4 that such payment be financed with a Base Rate Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Base Rate Revolving Borrowing or Swingline Loan. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.6 with respect to Loans made by such Revolving Lender (and Section 2.6 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.5(e), the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this Section 2.5(e) to reimburse such Issuing Bank, then to such Revolving Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this Section 2.5(e) to reimburse any Issuing Bank for any LC Disbursement (other than the funding of Base Rate Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

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(f)           Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in clause (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by any Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of recoupment or setoff against, the Borrower’s Obligations hereunder. None of the Administrative Agent, the Lenders or any Issuing Bank, or any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any circumstance referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of any Issuing Bank; provided that, the foregoing shall not be construed to excuse any Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive, consequential or exemplary damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by Applicable Law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of such Issuing Bank (as determined in a final and non-appealable judgment by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties hereto expressly agree that the applicable Issuing Bank may, in its sole and absolute discretion, either accept documents that appear on their face to be in substantial compliance with the terms of the related Letter of Credit, without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit, and such Issuing Bank shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)          Disbursement Procedures. Each Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit issued by it. Such Issuing Bank shall promptly notify the Administrative Agent and the Borrower in writing (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that, any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.

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(h)          Interim Interest. If any Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to Base Rate Revolving Loans; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to clause (e) of this Section, then Section 2.12(c) shall apply. Interest accrued pursuant to this clause (h) shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to clause (e) of this Section to reimburse such Issuing Bank shall be for the account of such Revolving Lender to the extent of such payment.

(i)           Replacement of Issuing Banks; Resignation of Issuing Bank.

(i)         Any Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.11(c)(ii). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(ii)        Any Issuing Bank may resign at any time by giving 30 days’ prior notice of its resignation to the Administrative Agent, the Lenders and the Borrower. Upon receipt of any such notice of resignation, a successor Issuing Bank (which shall be a Lender) may be appointed by the Required Lenders or the Borrower, in each case, with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed). If no such successor shall have been so appointed by the Required Lenders or the Borrower and shall have accepted such appointment within 30 days after the retiring Issuing Bank gives notice of its resignation (or such earlier day as shall be agreed by the Borrower), such resignation shall become effective on such thirtieth day, whether or not a successor has been appointed. After the resignation of an Issuing Bank hereunder, the retiring Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation but shall not be required to issue additional Letters of Credit or to extend or increase any existing Letter of Credit.

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(j)           Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Revolving Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposures representing greater than 50% of the aggregate LC Exposure) demanding the deposit of cash collateral pursuant to this clause (j), the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Issuing Banks and the Revolving Lenders, an amount in cash equal to 103% of the LC Exposure as of such date; provided that, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(h) and Section 7.1(i), the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable without demand or other notice of any kind. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. The Borrower hereby grants to the Administrative Agent, for the benefit of the Issuing Banks and the Revolving Lenders, and agrees to maintain, a first priority security interest in all such Cash Collateral to secure the Secured Obligations, free and clear of all other Liens. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such cash collateral account and the amounts deposited therein shall not bear interest. Moneys in such cash collateral account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposures representing greater than 50% of the aggregate LC Exposure), shall be applied to satisfy other Obligations. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

(k)          Applicability of ISP98. Unless otherwise expressly agreed by the applicable Issuing Bank and the Borrower when a Letter of Credit is issued, the rules of ISP98 shall apply to each standby Letter of Credit.

Section 2.6         Funding of Borrowings.

Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage; provided that, Swingline Loans shall be made as provided in Section 2.4. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in New York, New York and designated by the Borrower in the applicable Borrowing Request; provided that, Base Rate Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.5(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

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(a)          Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section and may, in its sole and absolute discretion in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, or (ii) in the case of the Borrower, the interest rate applicable to Base Rate Loans of the applicable Class. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent. Nothing in this Section 2.6(b) shall obligate the Administrative Agent to prefund any amount.

Section 2.7         Interest Elections. Each Borrowing initially shall be of the Type and Class specified in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Borrowing Request or as otherwise specified in Section 2.3. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(a)          To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by submitting an Interest Election Request signed by the Borrower by the time that a Revolving Borrowing Request would be required under Section 2.3 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election (it being understood that such notification procedure also applies when the Borrower elects to continue or convert a Term Borrowing). Each such Interest Election Request shall be irrevocable and shall be submitted by hand delivery or telecopy (or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) to the Administrative Agent.

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(b)          Each written Interest Election Request shall specify the following information in compliance with Section 2.2:

(i)         the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)        the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)       whether the resulting Borrowing is to be a Base Rate Borrowing or a Eurodollar Borrowing; and

(iv)        if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(c)          Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(d)          If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Base Rate Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to a Base Rate Borrowing at the end of the Interest Period applicable thereto.

Section 2.8         Termination and Reduction of Commitments.

Unless previously terminated, the Revolving Commitments shall be automatically and permanently reduced to zero on the Revolving Maturity Date. Unless previously terminated, Term Loan Commitments shall be automatically and permanently reduced to zero on the Term Loan Commitment Termination Date.

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(a)          The Borrower may, at any time and from time to time, reduce or terminate the Revolving Commitments or the Term Loan Commitments; provided that, (i) each partial reduction of the Commitment shall be in a minimum amount of $10,000,000 or in an integral multiple of $1,000,000 in excess thereof, and (ii) the Borrower shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the sum of the Revolving Credit Exposure would exceed the aggregate Revolving Commitments.

(b)          The Borrower shall notify the Administrative Agent of any election to reduce or terminate the Revolving Commitments under clause (b) of this Section at least three Business Days prior to the effective date of such reduction or termination, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that, any such notice of reduction or termination of the Revolving Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities or closing of another transaction, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any reduction or termination of the Revolving Commitments shall be permanent.

(c)          Each reduction in the Revolving Commitments shall be made ratably among the Revolving Lenders in accordance with their respective applicable Revolving Commitments.

Section 2.9         Repayment of Loans; Evidence of Debt.

The Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Revolving Lender the then-unpaid principal amount of each Revolving Loan on the Revolving Maturity Date, (ii) to the Administrative Agent for the account of each Term Lender the then-unpaid principal amount of each Term Loan on the Term Loan Maturity Date, and (iii) to the Swingline Lender the then-unpaid principal amount of each Swingline Loan on the earlier of the Revolving Maturity Date and the first date after such Swingline Loan is made that is the last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that, on each date that a Revolving Borrowing is made, the Borrower shall repay all Swingline Loans then outstanding.

(a)          The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Term Lender such Term Lender’s Applicable Percentage of the initial aggregate principal amount of Term Loans extended to the Borrower in equal quarterly amounts for each year following the Effective Date equal to the percentage set forth opposite such year in the table below (which payments shall be made on the last day of each March, June, September and December of each year), with any then-unpaid principal amount, together with all other amounts owed with respect thereto, payable on the Term Loan Maturity Date:

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Year	Percentage
Year 1	5.0%
Year 2	5.0%
Year 3	10.0%
Year 4	15.0%
Year 5	15.0%

(b)          Each Lender shall maintain, in accordance with its usual practice, an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)          The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and any promissory note evidencing such Loan, the Class and Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d)          The entries made in the accounts maintained pursuant to clause (c) or (d) of this Section shall be prima facie evidence of the existence and amounts of the Obligations recorded therein; provided that, the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Obligations or the Loans in accordance with the terms of this Agreement.

(e)          Any Lender may request that Loans made by it be evidenced by a promissory note (each, a “Note”) substantially in the form of Exhibit A-1 for the Revolving Note, Exhibit A-2 for the Term Note, and Exhibit A-3 for the Swingline Note. In such event, the Borrower shall prepare, execute and deliver to such Lender Notes payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Loans evidenced by such Notes and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more Notes payable to the order of the payee named therein.

Section 2.10       Prepayment of Loans.

Voluntary. The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with this Section.

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(a)          Mandatory. The Borrower shall make a prepayment of the Loans until paid in full upon the occurrence of any of the following at the following times and in the following amounts: Concurrently with the receipt by the Borrower or any of its Subsidiary of any Net Cash Proceeds from any Asset Sale or Recovery Event, in an amount equal to 100% of such Net Cash Proceeds; provided that, (x) so long as no Event of Default shall have occurred and be continuing, and (y) upon written notice to the Administrative Agent, the Borrower, directly or through one or more of its Subsidiaries, shall have the option to invest such Net Cash Proceeds within 180 days of receipt thereof in assets of the type used in the business of the Borrower or any of its Subsidiaries; provided further that, if such Net Cash Proceeds are not so reinvested within such 180-day period but are committed to be reinvested pursuant to a binding obligation, the Borrower or its Subsidiaries (as applicable) shall have an additional 90 days to reinvest such Net Cash Proceeds.

(b)          Notice Matters. The Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by submitting a written notice signed by the Borrower (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 1:00 p.m. three Business Days before the date of prepayment, (ii) in the case of prepayment of a Base Rate Borrowing, not later than 1:00 p.m. one Business Day before the date of prepayment, or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.8, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.8. Promptly following receipt of any such notice relating to a Term Borrowing or Revolving Borrowing, the Administrative Agent shall advise the Lenders in the applicable Facility of the contents thereof. Each partial prepayment of any Term Borrowing or Revolving Borrowing under Section 2.10(a) shall be in an amount that would be permitted in the case of an advance of a Term Borrowing or Revolving Borrowing of the same Type as provided in Section 2.2. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12. If a Eurodollar Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.16.

(c)          Overadvance. The Borrower shall prepay Revolving Loans and Swingline Loans hereunder in such amounts and at such times (including in connection with any optional or scheduled reduction of the total amount of the Revolving Commitments) to assure that the total Revolving Credit Exposure does not exceed the then-current total amount of Revolving Commitments.

(d)          Application of Payment. Voluntary and mandatory prepayments of the Loans shall be applied, first, to make a prepayment of the Term Loans to the remaining installments of the Term Loans in the direct order of maturity; second, if all the Term Loans have been paid in full, make a prepayment of the Swingline Loans; third, if all Term Loans and Swingline Loans have been paid in full, repay outstanding LC Disbursements; fourth, if all Term Loans, Swingline Loans and outstanding LC Disbursements have been paid in full, make a prepayment of the Revolving Loans; and fifth, if all Term Loans, Swingline Loans, outstanding LC Disbursements and Revolving Loans have been paid in full, Cash Collateralize all LC Exposure, if any, in an amount equal to 103% of such LC Exposure, on terms, pursuant to documentation, and in form and substance reasonably satisfactory to the Administrative Agent and each applicable Issuing Bank.

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Section 2.11       Fees.

(a)          Commitment Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee, which shall accrue at 0.20% per annum of the average daily amount of the unused Revolving Commitment (if any) of such Lender during the period from and including the Effective Date to but excluding the date on which such Revolving Commitment terminates. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof.

(b)          Delayed-Draw Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Term Lender a delayed-draw fee, which shall accrue at 0.20% per annum of the amount of the unused Term Loan Commitment (if any) of such Lender during the period from and including the Effective Date to but excluding the Term Loan Commitment Termination Date. Accrued delayed-draw fees shall be payable in arrears on the Term Loan Commitment Termination Date; provided that, if the Term Loan Commitment Termination Date shall not have occurred prior to December 31, 2018, any accrued delayed-draw fees to and excluding such date shall be payable in arrears on such date.

(c)          Letter of Credit Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to Eurodollar Revolving Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of (x) the date on which such Revolving Lender’s Revolving Commitment terminates and (y) the date on which such Revolving Lender ceases to have any LC Exposure (provided that, this clause (i) is subject to Section 2.12(c)), and to each applicable Issuing Bank a fronting fee of 0.25% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) allocable to Letters of Credit issued by such Issuing Bank during the period from and including the Effective Date to but excluding the later of the (x) date on which such Issuing Bank’s Revolving Commitments terminates and (y) the date on which such Issuing Bank ceases to have any LC Exposure, as well as the applicable Issuing Bank’s standard fees with respect to the issuance, amendment or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following the last day of each such month, commencing on the first such date to occur after the Effective Date; provided that, any accrued fees in respect of a Letter of Credit shall be payable on the date on which such Letter of Credit terminates, all such fees shall be payable on the date on which the Revolving Commitments terminate, and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Banks pursuant to this Section 2.11(c) shall be payable within 10 days after demand.

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(d)          Administrative Agent’s Fees. The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(e)          Computation of Fees; Etc. All fees payable under this Section shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Each determination by the Administrative Agent of a fee hereunder shall be conclusive absent manifest error. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to (i) the Administrative Agent for distribution, in the case of commitment fees and participation fees, to the Lenders and (ii) to the applicable Issuing Bank, in the case of fees payable to such Issuing Bank. Fees, once paid, shall be fully earned and shall not be refundable under any circumstances.

Section 2.12         Interest.

The Loans comprising each Base Rate Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(a)          The Loans comprising each Eurodollar Borrowing shall bear interest at the LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(b)          Notwithstanding anything to the contrary herein, upon the request of the Required Lenders, at any time an Event of Default exists, (i) the Applicable Rate with respect to each Loan and any Letter of Credit shall be increased by 2%, and (ii) all other amounts payable by the Borrower hereunder shall bear interest at a rate 2% above the rate applicable to Base Rate Borrowings as provided in clause (a) above, in each of the foregoing clauses (i) and (ii), after as well as before judgment; provided, that the increases described in this clause (c) shall be effective immediately upon (x) any amount of principal of any Loan not being paid when due (without regard to any applicable grace period), whether at stated maturity, by acceleration or otherwise, or (y) an Event of Default described in Section 7.1(h) or Section 7.1(i).

(c)          Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that, (i) interest accrued pursuant to clause (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of a Base Rate Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment, and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(d)          All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and, in each case, shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

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Section 2.13       Alternate Rate of Interest. Notwithstanding any other provision of this Agreement, if prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a)          the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the LIBO Rate for an Interest Period with the duration of such Interest Period; or

(b)          the Administrative Agent is advised by the Required Lenders that the LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for an Interest Period with the duration of such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, followed promptly by written confirmation thereof delivered by telecopy (or if arrangements for doing so have been approved by the Administrative Agent, electronic communication) as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, then (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing with an Interest Period having the duration of such Interest Period shall be ineffective and any such Eurodollar Borrowing shall be repaid on the last day of the then current Interest Period applicable thereto and (ii) if any Borrowing Request requests a Eurodollar Borrowing with an Interest Period having the duration of such Interest Period, such Borrowing shall be made as a Eurodollar Borrowing having an Interest Period with the shortest available duration described in the definition of “Interest Period” or, in the absence of any such available duration, as a Base Rate Borrowing.

Section 2.14       Increased Costs.

Increased Costs Generally. If any Change in Law shall:

(i)         impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by Section 2.14(e));

(ii)        subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes”, and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

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(iii)       impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, such Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or other Recipient, the Borrower will pay to such Lender, Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)          Capital Requirements. If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any lending office of such Lender or such Lender’s or Issuing Bank’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by an Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

(c)          Certificates for Reimbursement. A certificate of a Lender, Issuing Bank or other Recipient setting forth the amount or amounts necessary to compensate such Lender, Issuing Bank or other Recipient or its holding company, as the case may be, as specified in clause (a) or (b) of this Section and delivered to the Borrower, shall be conclusive absent manifest error. The Borrower shall pay such Lender, Issuing Bank or other Recipient, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)          Delay in Requests. Failure or delay on the part of any Lender, Issuing Bank or other Recipient to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s, Issuing Bank’s or other Recipient’s right to demand such compensation; provided that, the Borrower shall not be required to compensate a Lender, Issuing Bank or other Recipient pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender, Issuing Bank or other Recipient, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s, Issuing Bank’s or such other Recipient’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

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(e)          Eurocurrency Liabilities. The Borrower shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each Eurodollar Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan; provided that, the Borrower shall have received at least ten (10) days’ prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice ten (10) days prior to the relevant Interest Payment Date, such additional interest shall be due and payable ten (10) days from receipt of such notice.

Section 2.15       Change in Legality. Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain, or convert any Loan into, a Eurodollar Loan, then, upon written notice by such Lender to the Borrower and to the Administrative Agent, which notice shall specify the extent of such unlawfulness (e.g., whether such unlawfulness applies to Eurodollar Loans generally or only to Interest Periods of a particular length):

(a)          any request for the making or continuation of, or the conversion of Base Rate Loans into, Eurodollar Loans shall, solely as to such Lender and to the extent a Eurodollar Loan by such Lender would be (or during the applicable Interest Period would become) unlawful, be disregarded and the Loan of such Lender that would be part of the applicable Borrowing of Eurodollar Loans shall be made as, converted to or continue to be maintained as a Base Rate Loan (or bear interest at such other rate as may be agreed between the Borrower and such Lender); and

(b)          each outstanding Eurodollar Loan of such Lender shall, on the last day of the Interest Period therefor (unless such Loan may be continued as a Eurodollar Loan for the full duration of any requested new Interest Period without being unlawful) or on such earlier date as such Lender shall specify is necessary pursuant to the applicable Change in Law, convert to a Base Rate Loan.

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Section 2.16       Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.10), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.8(c) and is revoked in accordance therewith), or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.19, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then-current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for Dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section, including in reasonable summary detail a description of the basis for such compensation and a calculation of such amount or amounts, shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

Section 2.17       Taxes.

Issuing Bank; FATCA. For purposes of this Section 2.17, the term “Lender” includes any Issuing Bank and the term “Applicable Law” includes FATCA.

(a)          Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)          Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or, at the option of the Administrative Agent, timely reimburse it for the payment of, any Other Taxes.

(c)          Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

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(d)          Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.4(d) relating to the maintenance of a Participant Register, and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this clause (e).

(e)          Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(f)           Status of Lenders.

(i)          Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 2.17(g)(ii)(A) and 2.17(g)(ii)(B) and 2.17(h) below) shall not be required if, in the Lender’s reasonable judgment, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)         Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

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(A)         any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)         any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)         in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” Article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” Article of such tax treaty;

(2)         executed originals of IRS Form W-8ECI;

(3)         in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate substantially in the form of Exhibit D-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the IRC, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”), and (y) executed originals of IRS Form W-8BEN or W-8BEN-E; or

(4)         to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit D-2 or Exhibit D-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that, if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit D-4 on behalf of each such direct and indirect partner; and

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(C)         any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient), on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(g)          Documentation Required by FATCA. If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (h), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(h)          Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this clause (i) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this clause (i), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this clause (i) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This clause (i) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

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(i)           Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

(j)           Updates. Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 2.17 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

Section 2.18       Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.14, 2.16 or 2.17, or otherwise) prior to 2:00 p.m. on the date when due, in immediately available funds, without defense, deduction, recoupment, set-off or counterclaim. Any amounts received after such time on any date may, in the sole and absolute discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon and fees with respect thereto. All such payments shall be made to the Administrative Agent at its offices at 425 5th Avenue, New York, NY 10018, except payments to be made directly to any Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.14, 2.16, 2.17 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension; provided that if the next succeeding Business Day is after the Revolving Maturity Date or the Term Loan Maturity Date, as applicable, payment shall be made on the immediately preceding Business Day. All payments hereunder shall be made in Dollars.

(a)          Except as otherwise provided in Section 7.2, if, at any time, insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

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(b)          If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (i) notify the Administrative Agent of such fact, and (ii) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing to them; provided that:

(x)          if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(y)          the provisions of this Section 2.18(c) shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral provided for in Section 2.20 or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant other than to the Borrower or any Subsidiary thereof (as to which the provisions of this paragraph shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(c)          Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the Borrower will not make such payment, the Administrative Agent may in its sole and absolute discretion assume that the Borrower has made such payment on such date in accordance herewith and may, in its sole and absolute discretion in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. Nothing in this Section 2.18(d) shall obligate the Administrative Agent to prefund any amount.

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(d)          The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.3(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 9.3(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 9.3(c).

Section 2.19       Mitigation Obligations; Replacement of Lenders.

(a)          Designation of a Different Lending Office. If any Lender requests compensation under Section 2.14, or delivers a notice described in Section 2.15, or requires the Borrower to pay any Indemnified Tax or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce any amount payable pursuant to Section 2.14 or 2.17, or illegality, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)          Replacement of Lenders. If any Lender requests compensation under Section 2.14, or if any Lender delivers a notice described in Section 2.15 or if the Borrower is required to pay any Indemnified Tax or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 2.19(a) (each such Lender, an “Increased Cost Lender”), or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.4), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.14 or Section 2.17) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i)          the Borrower shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 9.4 (other than in the case of the replacement of a Defaulting Lender or a Non-Consenting Lender);

(ii)         such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.16) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

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(iii)        in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments thereafter;

(iv)        in the case of any such assignment resulting from a notice of illegality under Section 2.15, such assignment will eliminate such illegality;

(v)         such assignment does not conflict with Applicable Law; and

(vi)        in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.20       Cash Collateral. At any time that there shall exist a Defaulting Lender, within one Business Day following the written request of the Administrative Agent or any Issuing Bank (with a copy to the Administrative Agent), the Borrower shall Cash Collateralize the Issuing Banks’ Fronting Exposures with respect to such Defaulting Lender (determined after giving effect to Section 2.21(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Cash Collateral Amount.

(a)          Grant of Security Interest. The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of any Issuing Bank, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for such Defaulting Lender’s obligation to fund participations in respect of LC Exposure, to be applied pursuant to clause (b) below. If, at any time, the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Banks as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Cash Collateral Amount, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the applicable Defaulting Lender).

(b)          Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.20 or Section 2.21 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of LC Exposure (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

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(c)          Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce any Issuing Bank’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.20 following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by the Administrative Agent and each Issuing Bank that there exists excess Cash Collateral; provided that, subject to Section 2.21, the Person providing Cash Collateral and each Issuing Bank may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations; provided further that, to the extent that such Cash Collateral was provided by the Borrower, any such Cash Collateral so held shall remain subject to the security interest granted pursuant to the Loan Documents.

Section 2.21       Defaulting Lenders.

(a)          Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law:

(i)          Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement or any other Loan Document shall be restricted as set forth in the definition of Required Lenders.

(ii)         Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 7.1 or otherwise), or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.8, shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or Swingline Lender hereunder; third, to Cash Collateralize the Issuing Banks’ Fronting Exposures with respect to such Defaulting Lender in accordance with Section 2.20; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent in its sole and absolute discretion, to be held in a deposit account as Cash Collateral for release in such order as the Administrative Agent shall determine in order to satisfy (x) such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement, and (y) the Issuing Bank’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.20; sixth, to the payment of any amounts owing to the Lenders, the Issuing Banks or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Banks or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that, if (x) such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made, or the related Letters of Credit were issued, at a time when the conditions set forth in Section 4.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in LC Exposure and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments under the applicable Facility without giving effect to Section 2.21(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.21(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

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(iii)        Certain Fees.

(A)         No Defaulting Lender shall be entitled to receive any commitment fee pursuant to Section 2.11(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)         Each Defaulting Lender shall be entitled to receive participation fees under Section 2.11(c) with respect to its participation in Letters of Credit for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.20.

(C)         With respect to any participation fees with respect to Letters of Credit not required to be paid to any Defaulting Lender pursuant to clause (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in LC Exposure or Swingline Loans that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to each Issuing Bank and Swingline Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s or Swingline Lender’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

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(iv)        Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in LC Exposure and Swingline Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 4.2 are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Commitment. Subject to Section 9.15, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)         Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrower shall, within one Business Day following notice by the Administrative Agent, without prejudice to any right or remedy available to it hereunder or under law, (x) first, prepay Swingline Loans in an amount equal to the Swingline Lender’s Fronting Exposure, and (y) second, Cash Collateralize the Issuing Banks’ Fronting Exposure in accordance with the procedures set forth in Section 2.20.

(b)          Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Swingline Lender and each Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held pro rata by the Lenders in accordance with the Commitments under the applicable Facility (without giving effect to Section 2.21(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that, no adjustment will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

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(c)          New Swingline Loans/Letters of Credit. So long as any Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan, and (ii) no Issuing Bank shall be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

Section 2.22       Incremental Facilities.

(a)          The Borrower may by written notice to the Administrative Agent elect to request an increase in Revolving Commitments (the “Incremental Revolving Commitments”), which Incremental Revolving Commitments shall be on terms identical to those applicable to the other Revolving Commitments in place on the applicable Incremental Revolving Commitment Effective Date, by an amount (for all such requests) not in excess of $100,000,000 in the aggregate; provided that, (i) any such request for an Incremental Revolving Commitment shall be in a minimum amount of $10,000,000 (or, if less, the remaining portion of the available Incremental Revolving Commitments) and integral multiples of $1,000,000 in excess of such amount, and (ii) the Borrower may not submit more than four such requests during the term of this Agreement. Each such notice shall specify (i) the date (each, an “Incremental Revolving Commitment Effective Date”) on which the Borrower proposes that the Incremental Revolving Commitments shall be effective, which shall be a date not less than 15 Business Days (or such shorter period as agreed by the Administrative Agent) after the date on which such notice is delivered to the Administrative Agent, and (ii) the identity of each Lender or other Person that is an Eligible Assignee (each, an “Incremental Revolving Lender”) to whom the Borrower proposes any portion of such Incremental Revolving Commitments be allocated and the amounts of such allocations; provided that, any Lender approached to provide all or a portion of the Incremental Revolving Commitments may elect or decline, in its sole discretion, to provide an Incremental Revolving Commitment. Each Lender shall notify the Administrative Agent within the required time period whether or not it agrees to provide any portion of the applicable Incremental Revolving Commitments and, if so, shall specify the amount of such Incremental Revolving Commitments it desires to be allocated to it. Any Lender not responding within such time period shall be deemed to have declined to increase its Commitments. Such Incremental Revolving Commitments shall become effective as of such Incremental Revolving Commitment Effective Date; provided that, (i) the Borrower shall pay all reasonable and documented out-of-pocket expenses (including any upfront fees and reasonable and documented fees and out-of-pocket expenses of counsel) of the Incremental Revolving Lenders and the Administrative Agent, (ii) the Borrower shall have delivered to the Administrative Agent a certificate dated as of such Incremental Revolving Commitment Effective Date and signed by a Financial Officer (x) certifying and attaching the resolutions adopted by the Borrower approving the applicable Incremental Revolving Commitments, and (y) certifying that (1) no Default exists on such Incremental Revolving Commitment Effective Date before or after giving effect to such Incremental Revolving Commitments, (2) both before and after giving effect to the Incremental Revolving Commitments, the representations and warranties of the Loan Parties contained herein and in the other Loan Documents are true and correct in all material respects on and as of the Incremental Revolving Commitment Effective Date (except to the extent such representations and warranties relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date), and (3) the Borrower is in pro forma compliance with each of the financial covenants set forth in Section 6.1 as of the last day of the most recently ended fiscal quarter after giving effect to such Incremental Revolving Commitments, calculated assuming the Incremental Revolving Commitments are fully drawn, (iii) the Incremental Revolving Commitments shall be effected pursuant to one or more agreements in form and substance satisfactory to the Administrative Agent, executed and delivered by the Borrower, each Incremental Revolving Lender and the Administrative Agent, and each of which shall be recorded in the Register and each Incremental Revolving Lender shall be subject to the requirements set forth in Section 2.17(g), and (iv) the Borrower shall deliver or cause to be delivered a certificate as to the foregoing and any legal opinions, reaffirmations of security, reaffirmations of guarantees or other documents reasonably requested by the Administrative Agent in connection with any such transaction.

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On each Incremental Revolving Commitment Effective Date, subject to the terms and conditions set forth in this Section, each Incremental Revolving Commitment shall be a Revolving Commitment and part of the Revolving Facility (and not a separate Facility hereunder), each Incremental Revolving Lender providing such Incremental Revolving Commitment shall be, and have all the rights of, a Revolving Lender, and the Revolving Loans made by it on such Incremental Revolving Commitment Effective Date pursuant to this Section shall be Revolving Loans, for all purposes of this Agreement. Except for purposes of this Section 2.22(a), any Incremental Revolving Commitments that are designated as an increase to the Revolving Commitments shall be deemed to be effective as of the applicable Incremental Revolving Commitment Effective Date, and after the effectiveness of such Incremental Revolving Commitments, Revolving Commitments for all purposes of this Agreement.

(b)          The Administrative Agent shall notify the Lenders promptly upon receipt of the Borrower’s notice of each Increased Revolving Commitment Effective Date. Any existing Revolving Lender that has a Note and participates in any Incremental Revolving Commitment shall, following request therefor and substantially contemporaneously with the delivery of its Note to be replaced to the Borrower, receive a replacement Note that evidences the aggregate principal amount of its Revolving Loans outstanding hereunder. Any new Lender requesting a Note shall receive such a Note in an amount equal to the aggregate principal amount of its Incremental Revolving Commitment.

(c)          The Incremental Revolving Commitments established pursuant to this Section 2.22, and all Revolving Loans thereunder, shall constitute Loans and Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents and shall, without limiting the foregoing, benefit equally and ratably with the Obligations from the Guarantors and security interests created by the Security Documents.

Article III

Representations and Warranties

The Borrower represents and warrants to the Administrative Agent, the Issuing Banks and the Lenders that:

Section 3.1         Organization; Powers. Each of the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to own or lease its property and to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification.

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Section 3.2         Authorization; Enforceability. The Transactions are within the corporate or other applicable organizational powers of the Loan Parties and have been duly authorized by all necessary corporate or other applicable organizational actions and, if required, actions by stockholder and other equity holders. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is a party thereto and constitutes, or will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.3         Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any other Person, except such as have been obtained or made and are in full force and effect, (b) will not violate any Applicable Law or the charter, by-laws or other organizational documents of any Loan Party or any Subsidiary of the Borrower or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or any Subsidiary of the Borrower or their assets, or give rise to a right thereunder to require any payment to be made by any Loan Party or any Subsidiary of the Borrower, and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party or any Subsidiary of the Borrower (except for Liens created by the Security Documents).

Section 3.4         Financial Condition; No Material Adverse Effect.

The Borrower has furnished the Lenders a balance sheet and statements of income, stockholders’ equity and cash flows of Globant S.A. (Luxembourg) and its Subsidiaries on a Consolidated basis as of and for the fiscal year ended 2017, audited on by independent public accountants. Such financial statements were prepared in accordance with IFRS consistently applied, present fairly the financial position and results of operations and cash flows of Globant S.A. (Luxembourg) and its Subsidiaries on a Consolidated basis as of such dates and for such periods.

(a)          No Loan Party has any material liabilities, contingent or otherwise, or forward or long-term commitments that are not disclosed in the financial statements referred to in Section 3.4(a) or in the notes thereto. No Material Adverse Effect has occurred since December 31, 2017 and no other facts or circumstances exist nor has any development or event occurred that has had or could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (other than the Disclosed Matters, but only to the extent amounts paid in respect of any or all Disclosed Matters do not exceed in the aggregate $1,500,000).

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(b)          All balance sheets, all statements of income and of cash flows and all other financial information of Globant S.A. (Luxembourg) and its Subsidiaries furnished pursuant to Section 5.1 have been and will for periods following the Effective Date be prepared in accordance with IFRS consistently applied, and do or will present fairly the financial condition of the Persons covered thereby on a Consolidated basis as at the dates thereof and the results of their operations for the periods then ended.

(c)          The forecasted balance sheet and statements of income and cash flows of Globant S.A. (Luxembourg) and its Subsidiaries delivered pursuant to Section 5.1(d) were prepared on a Consolidated basis in good faith on the basis of the assumptions stated therein, which assumptions were fair in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, Globant S.A. (Luxembourg)’s reasonable estimate of its future financial condition and performance, it being understood that such forecasts (i) are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, that no assurance can be given that any particular projections will be realized, the actual results may differ and that such differences may be material and (ii) are not a guarantee of performance.

Section 3.5         Properties. Each of the Borrower and its Subsidiaries has (i) in the case of owned real property, good and marketable title to, (ii) in the case of owned personal property, good and valid title to, and (iii) in the case of leased real or personal property, valid and enforceable leasehold interests (as the case may be) in, all its real and personal property necessary or used in the ordinary conduct of its business, except for defects in title that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The property of the Borrower and its Subsidiaries is subject to no Liens, other than Liens permitted by Section 6.3.

Section 3.6         Litigation and Environmental Matters.

There are no actions, suits, litigation, investigations or proceedings by, of or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened by or against or affecting any Loan Party or any Subsidiary of the Borrower or against any of its property or assets (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters, but only to the extent amounts paid in respect of any or all Disclosed Matters do not exceed in the aggregate $1,500,000), or (ii) that involve, or purport to affect or pertain to, this Agreement, any other Loan Document or the Transactions.

(a)          Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, no Loan Party or Subsidiary of the Borrower (i) has failed to comply with any Environmental Law or any remediation order, notice of claim, notice of infraction or other order under any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

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(b)          Except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, with respect to any real property owned or leased by any Loan Party or any Subsidiary of the Borrower, (i) there has been no release of Hazardous Materials at, from, or to the real property, including the soils, surface waters, or ground waters thereof, and (ii) there are no conditions at the real property which, with the passage of time, or giving of notice, or both, would be reasonably likely to result in an Environmental Liability.

Section 3.7         Compliance with Laws and Contractual Obligations; No Defaults. Each Loan Party and each Subsidiary of the Borrower is in compliance in all material respects with all Applicable Laws. Each Loan Party and each Subsidiary of the Borrower is in compliance with all of its Contractual Obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither any Loan Party nor any Subsidiary of the Borrower is in default under or with respect to any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the Transactions.

Section 3.8         Investment Company Status; Other Laws. No Loan Party or Subsidiary of the Borrower is or is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.9         Taxes. Each Loan Party and each Subsidiary of the Borrower has timely filed or caused to be filed all federal, state and other material Tax returns and reports required to have been filed by it and has paid or caused to be paid all federal, state and other material taxes, assessments, fees and other governmental charges required to have been paid by it or levied or imposed upon it or its properties, income or assets otherwise due and payable, except Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with IFRS.

Section 3.10      ERISA Compliance. Each Plan is in compliance in all material respects with all applicable requirements of ERISA, the IRC and other Applicable Law. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. No claim, action, suit, audit or investigation with respect to any Plan exists or has been commenced or, to the knowledge of the Borrower, threatened, other than routine claims for benefits and except for such claims, actions, suits, audits and investigations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules arising under ERISA with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. The Borrower and each ERISA Affiliate has complied with the Funding Rules with respect to each Pension Plan, and no waiver of the minimum funding requirements under the Funding Rules has been applied for or obtained. As of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430 of the IRC) is 60% or higher and no facts or circumstances exist that could reasonably be expected to cause the funding target attainment percentage to drop below such threshold as of the most recent valuation date.

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Section 3.11      Insurance. Set forth on Schedule 3.11 is a complete and accurate summary of the property and casualty insurance program of the Loan Parties as of the Effective Date (including the names of all insurers, policy numbers, expiration dates, amounts and types of coverage, annual premiums, exclusions, deductibles, self-insured retention and a description in reasonable detail of any self-insurance program, retrospective rating plan, fronting arrangement or other risk assumption arrangement involving any Loan Party). The properties of the Borrower and its Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Subsidiary operates.

Section 3.12      Margin Regulations. No Loan Party and no Subsidiary thereof is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U), or extending credit for the purpose of purchasing or carrying margin stock. No part of the proceeds of any Loan or any Letter of Credit have been used, directly or indirectly, to purchase or carry, or to extend credit to others to purchase or carry, any margin stock (within the meaning of Regulation U) or for any other purpose that entails a violation of any Regulations of the FRB, including Regulation U.

Section 3.13      Subsidiaries; Equity Interests. No Loan Party has any Subsidiaries other than those specifically disclosed in Part I of Schedule 3.13 (and any Subsidiaries that are permitted to have been organized or acquired after the Effective Date in accordance with Section 6.6). All of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by a Loan Party in the amounts specified on Part I of Schedule 3.13 free and clear of all Liens (other than Liens created by the Security Documents and Liens permitted under Section 6.3). No Loan Party has any equity investments in any other Person other than those specifically disclosed in Part II of Schedule 3.13 (and any Subsidiaries that are permitted to have been organized or acquired after the Effective Date in accordance with Section 6.6). All of the outstanding Equity Interests in the Borrower have been validly issued, and are fully paid and nonassessable and are owned by Globant S.A. (Spain) in the amounts specified on Part III of Schedule 3.13 free and clear of all Liens.

Section 3.14      Sanctions. None of the Loan Parties, any of their respective Subsidiaries, any director or officer, or any employee, agent, or affiliate, of the respective Loan Parties or any of their respective Subsidiaries is a Person that is, or is owned or controlled by Persons that are, (i) the subject of any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the US Department of the Treasury’s Office of Foreign Assets Control, the US Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Hong Kong Monetary Authority or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions, including, without limitation, currently, Cuba, the Crimea region of Ukraine, Iran, North Korea and Syria.

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Section 3.15      Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any Loan Party or any Subsidiary of the Borrower is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. The reports, financial statements, certificates or other information (whether in writing or orally) furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender pursuant to or in connection with the Loan Documents (as modified or supplemented by other information so furnished), when taken as a whole, do not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time made, it being understood that such forecasts (i) are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, that no assurance can be given that any particular projections will be realized, that actual results may differ and that such differences may be material and adverse and (ii) are not a guarantee of performance.

Section 3.16      Security Documents. The Security Agreement has created, and continues to create, in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Collateral described in the Security Agreement, financing statements and other filings in appropriate form have been filed in the appropriate offices, and the Borrower has granted, and continues to grant, a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Borrower in such Collateral and the proceeds thereof solely to the extent a security interest can be perfected solely by such filing or other action required thereunder as security for the Secured Obligations, in each case prior and superior in right to any other Person (except for Liens permitted by Section 6.3).

Section 3.17      Solvency, etc.

(a)          On the Effective Date, and immediately prior to and after giving effect to the Transactions and to the issuance of each Letter of Credit and each Borrowing hereunder and the use of the proceeds thereof, with respect to the Borrower, individually, (a) the fair value of its assets is greater than the amount of its liabilities (including contingent liabilities), (b) the present fair saleable value of its assets is not less than the amount that will be required to pay the probable liability on its debts as they become absolute and matured, (c) it is able to pay its debts and other liabilities (including contingent liabilities) as they become absolute and matured in the ordinary course of business, (d) it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature, and (e) it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital; provided that, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

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(b)          On the Effective Date, and immediately prior to and after giving effect to the Transactions and each Borrowing hereunder and the use of the proceeds thereof, (a) the fair value of the assets of the Loan Parties (on a Consolidated basis) is greater than the amount of the liabilities (including contingent liabilities), (b) the present fair saleable value of the assets of the Loan Parties (on a Consolidated basis) is not less than the amount that will be required to pay the probable liability of the Loan Parties (on a Consolidated basis) on their debts as they become absolute and matured, (c) the Loan Parties (on a Consolidated basis) are able to pay their debts and other liabilities (including contingent liabilities) as they become absolute and matured in the ordinary course of business, (d) the Loan Parties do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature, and (e) the Loan Parties (on a Consolidated basis) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which their property would constitute unreasonably small capital; provided that, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 3.18      Reserved.

Section 3.19      Burdensome Obligations. No Loan Party is a party to any agreement or contract or subject to any restriction contained in its organizational documents which could reasonably be expected to have a Material Adverse Effect.

Section 3.20      Labor Matters. Except as set forth on Schedule 3.20, no Loan Party is subject to any labor or collective bargaining agreement. There are no existing or threatened strikes, lockouts or other labor disputes involving any Loan Party that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of the Loan Parties are not in violation of the Fair Labor Standards Act or any other Applicable Law dealing with such matters in any material respect.

Section 3.21      Reserved

Section 3.22      EEA Financial Institution. No Loan Party is an EEA Financial Institution.

Section 3.23      Anti-Corruption. None of the Loan Parties or Subsidiaries of the Loan Parties or any of their respective directors or officers or, to the knowledge of any of the Loan Parties or Subsidiaries of the Loan Parties, any of their respective agents, employees, Affiliates or any Person acting on behalf of such party, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any applicable anti-bribery law or Anti-Money Laundering Laws, rules or regulations in any applicable jurisdiction, including but not limited to, the United Kingdom Bribery Act 2010 and the rules and regulations thereunder (the “UK Bribery Act”), the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”). Furthermore, the Loan Parties and, to the knowledge of the Loan Parties, their respective Affiliates have conducted their business in compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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Section 3.24      Use of Proceeds. The proceeds of the Loans and Letters of Credit shall be used to pay fees, commissions and expenses of the Transactions, for lawful general corporate purposes (including, without limitation, payments in connection with Acquisitions permitted hereunder) and working capital requirements of the Borrower.

Article IV

Conditions Precedent

Section 4.1         Effective Date. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.2):

(a)          The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party, or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)          The Administrative Agent shall have received the following, each in form and substance satisfactory to the Administrative Agent:

(i)          a counterpart of (x) the Reaffirmation of Luxembourg Guaranty Agreement executed by Globant S.A. (Luxembourg) and (y) the Reaffirmation of Spanish Guaranty Agreement executed by Globant S.A. (Spain);

(ii)         a counterpart of the Reaffirmation of Security Agreement executed by the Borrower;

(iii)        each document (including Uniform Commercial Code financing statements, if any additional filings are necessary) required by the Security Documents or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral that is capable of being perfected by the filing of a Uniform Commercial Code financing statement described therein, prior to all other Liens (subject only to Liens permitted pursuant to Section 6.3), in proper form for filing, registration or recording;

(iv)        certified copies of Uniform Commercial Code and other Lien search reports dated a date near to the Effective Date, listing all effective financing statements and other Lien filings that name the Borrower (under their current names and any previous names) as debtors, together with (A) copies of such financing statements or other Lien filings, and (B) such Uniform Commercial Code termination statements or amendments or other Lien terminations, as applicable, as the Administrative Agent may request;

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(v)         such documents, incumbency and other certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Loan Parties, the authorization of the Transactions, the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents and any other legal matters relating to the Loan Parties, this Agreement or the Transactions (it being understood and agreed that the Administrative Agent and the Lenders shall be entitled to conclusively rely on such documents, incumbency and certificates until notice is received by the Administrative Agent from the Borrower to the contrary);

(vi)        evidence satisfactory to the Administrative Agent of the receipt of all consents required to effect the Transactions, including all regulatory approvals and licenses, if applicable;

(vii)       evidence (if additional evidence is necessary) of the existence of insurance required to be maintained pursuant to Section 5.5, together with evidence that the Administrative Agent has been named as lender’s loss payee and an additional insured on all related insurance policies; and

(viii)      a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, confirming compliance with the conditions set forth in clauses (a) and (b) of Section 4.2.

(c)          The Administrative Agent shall have received favorable written legal opinions (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of New York counsel for the Loan Parties, Luxembourg counsel to Globant S.A. (Luxembourg), and Spanish counsel to Globant S.A. (Spain), each in form and substance reasonably satisfactory to the Administrative Agent, and covering such other matters relating to the Loan Parties, the Loan Documents or the Transactions as the Required Lenders shall reasonably request.

(d)          Each Lender shall have received payment of all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least one (1) Business Day prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder.

(e)          The Administrative Agent and each Lender shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent requested in writing at least five (5) Business Days prior to the Effective Date.

(f)           Since December 31, 2017, there shall not have occurred any Material Adverse Effect.

The Administrative Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

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Section 4.2         Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of each Issuing Bank to issue, amend or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a)          The representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date of such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date.

(b)          At the time of and immediately after giving effect to such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, no Default or Event of Default shall have occurred or is continuing.

Each Borrowing and each issuance, amendment or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in clauses (a) and (b) of this Section.

Article V

Affirmative Covenants

So long as any Lender has any Commitment hereunder, any Loans, any Obligations or any other amount payable hereunder or under any other Loan Document has not been paid in full, or any Letter of Credit remains outstanding (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), the Borrower covenants and agrees, for itself and its Subsidiaries, with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 5.1         Financial Statements and Other Information. The Borrower shall furnish, or shall cause to be furnished, to the Administrative Agent and each Lender:

(a)          as soon as practicable, but in any event within 120 days after the end of each fiscal year:

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(i)          Globant S.A. (Luxembourg)’s audited balance sheet and related statements of operations, shareholders’ equity and cash flows as of the end of and for such year on a Consolidated basis, all reported on by independent public accountants selected by Globant S.A. (Luxembourg) and reasonably acceptable to the Administrative Agent (it being understood and agreed that Deloitte & Co. S.A. is deemed acceptable to the Administrative Agent) (without any qualification or exception which (x) is of a “going concern” or similar nature (other than any qualifications arising from the Loans hereunder maturing, in accordance with their terms on a non-accelerated basis, less than one year following the date of such financial statements), (y) relates to the limited scope of examination of matters relevant to such financial statement, or (z) relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which could be reasonably expected to result in a Default or Event Default) to the effect that such financial statements present fairly, in all material respects, the financial position and results of operations of Globant S.A. (Luxembourg) and its Subsidiaries on a Consolidated basis in accordance with IFRS consistently applied;

(ii)         Borrower’s balance sheet and related statements of operations (which shall include, for the avoidance of doubt, an accounts receivable report), as of the end of and for such year on a Consolidated basis, all certified by a Financial Officer of the Borrower as presenting fairly, in all material respects, the financial position and results of operations of Borrower in accordance with IFRS consistently applied;

(b)          as soon as practicable, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower’s and Globant S.A. (Luxembourg)’s balance sheet and related statements of operations (which shall include, for the avoidance of doubt, with respect to the Borrower only, an accounts receivable report), shareholders’ equity and cash flows as of the end of and for such fiscal quarter and the then-elapsed portion of the fiscal year, each certified by a Financial Officer of the Borrower and Globant S.A. (Luxembourg), respectively, as presenting fairly, in all material respects, the financial position and results of operations of the Borrower and Globant S.A. (Luxembourg)’s consolidated Subsidiaries on a Consolidated basis in accordance with IFRS consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)          concurrently with any delivery of financial statements under clause (a) or (b) above, a duly completed and executed Compliance Certificate of a Financial Officer of the Borrower and Globant S.A. (Luxembourg), as applicable, (i) certifying as to whether a Default or Event of Default has occurred or is continuing and, if a Default or Event of Default has occurred and is continuing, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Sections 6.1, and (iii) stating whether any change in IFRS or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.4 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d)          as soon as available, but in any event within 90 days after the end of each fiscal year of Globant S.A. (Luxembourg), forecasts prepared by management of Globant S.A. (Luxembourg) on a Consolidated basis, in form satisfactory to the Administrative Agent and the Required Lenders, of statements of income of Globant S.A. (Luxembourg) and its Subsidiaries on a quarterly basis for the immediately following fiscal year and any projected changes in financial position of Globant S.A. (Luxembourg) and its Subsidiaries and a description of the underlying assumptions applicable thereto, and as soon as available, significant revisions, if any, of such forecast with respect to such fiscal year;

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(e)          promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of any Loan Party or any Subsidiary of the Borrower (including, without limitation, information and certifications regarding whether the Guarantors constitute “eligible contract participants” as defined in the Commodity Exchange Act and the regulations thereunder), or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may reasonably request. The Administrative Agent and each Lender agrees to keep all information obtained by them pursuant to this clause (e) confidential in accordance with Section 9.12. Notwithstanding the foregoing, no Loan Party or Subsidiary thereof shall be required to disclose any information to the extent that (i) such Loan Party or Subsidiary is prohibited from furnishing such other information (x) by Applicable Law or (y) a binding confidentiality obligation owed by such Loan Party or such Subsidiary to any third party (provided that such confidentiality obligations were not entered into in contemplation of the requirements of this Section 5.1(e)), it being understood and agreed that this Section 5.1(e) shall not be applied to augment the periodic reporting obligation of any Loan Party under this Agreement, (ii) such information constitutes non-financial trade secrets or non-financial proprietary information or (iii) such information is subject to attorney client privilege or constitutes attorney work product; provided that, in each case, the Borrower shall provide notice to the Administrative Agent that such information is being withheld and (other than with respect to clause (iii) above) the Borrower shall use its commercially reasonable efforts to obtain the relevant consents and to communicate, to the extent both feasible and permitted under applicable law or confidentiality obligation, the applicable information.

Section 5.2         Notices of Material Events. The Borrower shall furnish to the Administrative Agent for distribution to each Lender written notice of the following:

(a)          promptly, and in any event within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the occurrence of any Default or Event of Default;

(b)          promptly, and in any event within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting any Loan Party or any Subsidiary of the Borrower that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c)          promptly upon a Responsible Officer of the Borrower or any Loan Party obtaining knowledge thereof, the occurrence of any ERISA Event (or the maintenance, commencement or, to the knowledge of the Borrower, threat of any claim, action, suit, audit or investigation with respect to any Plan other than routine claims for benefits) that, alone or together with any other ERISA Events that have occurred (and any such claims, actions, suits, audits or investigations with respect to any Plan that are being maintained or have commenced or, to the knowledge of the Borrower, have been threatened), could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding $500,000;

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(d)          promptly upon any Responsible Officer of the Borrower or any other Loan Party obtaining knowledge thereof, any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary of the Borrower;

(e)          promptly upon any Responsible Officer of the Borrower or any Loan Party obtaining knowledge thereof, any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect, including, without limitation, (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Subsidiary of the Borrower and (ii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or any Subsidiary of the Borrower, including pursuant to any applicable Environmental Laws; and

(f)           promptly, and in any event, within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the occurrence of any of the actions or events set forth in clauses (h), (i) or (j) of Section 7.1 with respect any Subsidiary of a Loan Party.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.3         Existence; Conduct of Business. Each Loan Party shall, and shall cause each other Loan Party and each Material Subsidiary to, do or cause to be done all things necessary to (a) preserve, renew and keep in full force and effect its legal existence and good standing (or its jurisdictional equivalent) under the laws of the jurisdiction of its organization, (b) maintain all requisite power and authority to carry on its business as now conducted, (c) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, preserve, renew and keep in full force and effect its qualification to do business in, and its good standing (or its jurisdictional equivalent) in, every jurisdiction where such qualification is required, and (d) preserve, renew and keep in full force and effect all other rights, qualifications, licenses, permits, privileges and franchises necessary or desirable to the conduct of its business; provided that, the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution expressly permitted under Section 6.4.

Section 5.4         Payment of Obligations. Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, pay as the same shall become due and payable all of its material obligations and liabilities, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings diligently conducted, and (b) the Borrower or such Loan Party or such Subsidiary of the Borrower has set aside on its books adequate reserves with respect thereto in accordance with IFRS.

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Section 5.5         Maintenance of Properties; Insurance. The Borrower shall, and shall cause each other Loan Party to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, (b) make all necessary repairs thereto and renewals and replacements thereof except, in the case of each of clauses (a) and (b), where the failure to do so could not reasonably be expected to have a Material Adverse Effect, and (c) maintain, with financially sound and reputable insurance companies that are not Affiliates of the Borrower, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations. The Borrower shall cause each issuer of an insurance policy to provide the Administrative Agent with an endorsement (i) showing the Administrative Agent as lenders loss payee with respect to each policy of property or casualty insurance and naming the Administrative Agent and each Lender as an additional insured with respect to each policy of liability insurance, (ii) providing that 30 days’ notice shall be given to the Administrative Agent prior to any cancellation of, material reduction or change in coverage provided by or other material modification to such policy, and (iii) reasonably acceptable in all other respects to the Administrative Agent.

Section 5.6         Books and Records; Inspection Rights. Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, keep proper books of record and account in which complete and accurate entries, in all material respects, in conformity with IFRS consistently applied are made of all dealings and transactions in relation to its assets, business and activities.

(a)          Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested; provided that, when a Default or Event of Default has occurred or is continuing, the Administrative Agent or any Lender (or any of their respective representatives) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice. All such inspections or audits by the Administrative Agent shall be at the Borrower’s expense; provided that (i) so long as no Default or Event of Default exists, the Borrower shall not be required to reimburse the Administrative Agent for inspections or audits more frequently than once in each fiscal year and (ii) any such reimbursement shall be limited to reasonable and documented expenses. The Borrower hereby authorizes and instructs its independent accountants to discuss the Borrower’s affairs, finances and condition with the Administrative Agent and any Lender, at the Administrative Agent’s or such Lender’s request; provided, that, unless an Event of Default shall have occurred and is continuing, the Borrower shall have been afforded a reasonable opportunity to be present at any such discussions. The Administrative Agent and each Lender agrees to keep all information obtained by them pursuant to this Section confidential in accordance with Section 9.12. Notwithstanding the foregoing, no Loan Party or Subsidiary thereof shall be required to disclose any information to the extent that (i) such Loan Party or Subsidiary is prohibited from furnishing such other information (x) by Applicable Law or (y) a binding confidentiality obligation owed by such Loan Party or such Subsidiary to any third party (provided that such confidentiality obligations were not entered into in contemplation of the requirements of this Section 5.6), it being understood and agreed that this Section 5.6 shall not be applied to augment the periodic reporting obligation of any Loan Party under this Agreement, (ii) such information constitutes non-financial trade secrets or non-financial proprietary information or (iii) such information is subject to attorney client privilege or constitutes attorney work product; provided that, in each case, the Borrower shall provide notice to the Administrative Agent that such information is being withheld and (other than with respect to clause (iii) above) the Borrower shall use its commercially reasonable efforts to obtain the relevant consents and to communicate, to the extent both feasible and permitted under applicable law or confidentiality obligation, the applicable information.

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Section 5.7         Compliance with Laws and Contractual Obligations. Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, comply in all material respects with Applicable Law (including Environmental Laws, Sanctions and Anti-Money Laundering Laws), and perform in all material respects its Contractual Obligations.

Section 5.8         Use of Proceeds. The proceeds of the Loans and Letters of Credit shall be used only to pay Transaction Costs, for lawful general corporate purposes (including, without limitation, payments in connection with Acquisitions permitted hereunder) and working capital of the Borrower. No part of the proceeds of any Loan or Letter of Credit shall be used, whether directly or indirectly, for any purpose that entails a violation of any Regulation of the FRB, including Regulations T, U and X.

Section 5.9         Further Assurances.

Each Loan Party shall take such actions as are necessary or as the Administrative Agent or the Required Lenders may reasonably request from time to time, at the Borrower’s expense, to carry out more effectively the purposes of the Loan Documents and to ensure that the Secured Obligations are secured by substantially all of the assets of the Borrower and each Material Subsidiary (as well as all Equity Interests of each Domestic Subsidiary and 65% of all Equity Interests of each Foreign Subsidiary that is owned by either the Borrower or a Domestic Subsidiary) and guaranteed by Globant S.A. (Luxembourg), Globant S.A. (Spain) and each Material Subsidiary (including, upon the acquisition or creation thereof, any Material Subsidiary acquired or created after the Effective Date), in each case as the Administrative Agent may determine in its reasonable discretion; provided that, no Loan Party shall be required to (i) take any collateral perfection action other than the filing of Uniform Commercial Code financing statements or (ii) bear the costs or expenses of any collateral perfection other than as described in clause (i), in each case, except following the request of the Administrative Agent following the occurrence and during the continuance of an Event of Default.

(a)          Reserved.

(b)          If any Material Subsidiary is formed or acquired after the Effective Date, the Borrower shall promptly, and in any event within 30 days (or such longer period as the Administrative Agent may agree) after such newly formed or acquired Material Subsidiary is formed or acquired, notify the Administrative Agent thereof, and cause such Material Subsidiary to become a Guarantor by delivering to the Administrative Agent any applicable Security Documents (in each case in the form contemplated hereby or otherwise acceptable to the Administrative Agent), duly executed and delivered by such Material Subsidiary, pursuant to which such Material Subsidiary agrees to be bound by the terms and provisions thereof, such Security Documents to be accompanied by appropriate corporate resolutions, other corporate documentation and legal opinions in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

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(c)          The Borrower shall furnish to the Administrative Agent at least 30 days’ prior written notice of any change (i) in any Loan Party’s legal name (as set forth in its certificate of organization or like document), (ii) in the jurisdiction of incorporation or organization of any Loan Party or in the form of its organization, or (iii) in any Loan Party’s organizational identification number (if applicable).

(d)          Not later than five days after delivery of financial statements pursuant to Section 5.1(a), the Borrower shall deliver to the Administrative Agent a certificate duly executed by a Responsible Officer of the Borrower (i) setting forth any updates to Schedule 3.13 or (ii) confirming that there has been no change in such information since the Effective Date or the most recent certificate delivered pursuant to this Section (as applicable).

Section 5.10       Deposit Accounts. Unless the Administrative Agent otherwise consents in writing, the Borrower shall maintain its primary operating accounts with the Administrative Agent or Citibank, N.A.

Section 5.11      Accuracy of Information. The Borrower will ensure that any information, including financial statements or other documents, prepared by or on behalf of the Borrower and furnished to the Administrative Agent or the Lenders in connection with any Loan Document or any amendment or modification thereof or waiver thereunder contains no material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading, and the furnishing of such information shall be deemed to be a representation and warranty by the Borrower on the date thereof as to the matters specified in this Section 5.11.

Section 5.12      Post-Closing Covenant. The Borrower shall cause Globant S.A. (Spain) to execute and deliver a correct and complete copy of the consolidated articles of association issued by the Madrid Trade and Company’s Register in the form of a certificate, with respect to Globant S.A. (Spain) within 10 Business Days from the Effective Date (or such later time as may be agreed by the Administrative Agent in its sole and absolute discretion), which shall be certified by an officer of Globant S.A. (Spain).

Article VI

Negative Covenants

So long as any Lender has any Commitment hereunder, any Loans, any Obligations or any other amount payable hereunder or under any other Loan Document has not been paid in full, or any Letter of Credit remains outstanding (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), the Borrower covenants and agrees, for itself and on behalf of its Subsidiaries, with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 6.1          Financial Covenants.

(a)          Fixed Charge Coverage Ratio. The Borrower shall not permit the Fixed Charge Coverage Ratio for any Computation Period to be less than 1.25 to 1.00 for such period.

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(b)          Maximum Total Leverage Ratio. The Maximum Total Leverage Ratio as of the last day of any Computation Period shall not exceed 2.50 to 1.00 for such period.

Section 6.2         Indebtedness. The Borrower shall not, and shall not cause or permit any Subsidiary of the Borrower to, create, incur, assume or permit to exist any Indebtedness, except:

(a)          Indebtedness created under the Loan Documents;

(b)          Indebtedness existing on the date hereof and set forth in Schedule 6.2, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, except reasonable fees and expenses incurred in connection with such extension, renewal or replacement, or change any direct or contingent obligor with respect thereto;

(c)          Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary;

(d)          Guarantees by the Borrower of Indebtedness otherwise permitted hereunder of any Subsidiary and by any Subsidiary of Indebtedness otherwise permitted hereunder of the Borrower or any other Subsidiary;

(e)          Indebtedness of the Borrower or any Subsidiary of the Borrower incurred to finance the acquisition, construction, repair, development or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof except reasonable fees and expenses incurred in connection with such extension, renewal or replacement; provided that, (i) such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction, repair, development or improvement, and (ii) the aggregate principal amount of Indebtedness permitted by this clause (e) shall not exceed $2,000,000 at any time outstanding;

(f)           Indebtedness of any Person that becomes a Subsidiary of the Borrower after the date hereof; provided that, (i) such Indebtedness exists at the time such Person becomes a Subsidiary of the Borrower and is not created in contemplation of or in connection with such Person becoming a Subsidiary of the Borrower, and (ii) the aggregate principal amount of Indebtedness permitted by this clause (f) shall not exceed $2,000,000 at any time outstanding;

(g)          Reserved.

(h)          obligations (contingent or otherwise) of the Borrower or any Subsidiary existing or arising under any Hedging Agreement permitted under Section 6.7;

(i)           Reserved.

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(j)           contingent liabilities arising with respect to customary indemnification obligations in favor of sellers, unsecured earn-outs or deferred purchase price obligations, or other similar contingent payment obligations in connection with Acquisitions permitted under Section 6.4 and purchasers in connection with Dispositions permitted under Section 6.5; and

(k)          other unsecured Indebtedness in an aggregate principal amount not exceeding $2,000,000 at any time outstanding.

Section 6.3         Liens. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)          Liens pursuant to any Loan Document;

(b)          Permitted Encumbrances;

(c)          any Lien on any property or asset of the Borrower or any Subsidiary existing on the date hereof and set forth in Schedule 6.3; provided that, (i) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary, and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except for reasonable fees and expenses incurred in connection with such extension, renewal or replacement;

(d)          any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary; provided that, (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except for reasonable fees and expenses incurred in connection with such extension, renewal or replacement;

(e)          Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that, (i) such security interests secure Indebtedness permitted by clause (e) of Section 6.2, (ii) such security interests and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the fixed or capital assets being acquired, constructed or improved, and (iv) such security interests shall not apply to any other property or assets of the Borrower or any Subsidiary; and

(f)           Liens and rights of setoff of banks and securities intermediaries in respect of deposit accounts and securities accounts maintained in the ordinary course of business.

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Section 6.4         Fundamental Changes. No Loan Party shall, and no Loan Party shall cause or permit any Subsidiary of the Borrower to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or substantially all of the Equity Interests of any Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing (i) any Person may merge with and into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) any Person (other than the Borrower, Globant S.A. (Luxembourg) or Globant S.A. (Spain)) may merge into any Subsidiary in a transaction in which the surviving entity is a Subsidiary, (iii) any Subsidiary may sell, transfer, lease or otherwise dispose of its assets to the Borrower or to a Wholly Owned Subsidiary, (iv) any Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders (v) any merger or consolidation to effect an Investment permitted under Section 6.6 or a Disposition permitted under Section 6.5, and (vi) any Acquisition by a Loan Party or any Wholly Owned Subsidiary where:

(A)         immediately before and after giving effect to such Acquisition, no Default shall exist;

(B)         immediately before and after giving effect to such Acquisition on a pro forma basis, as at the end of the most recent fiscal quarter for which financial statements are delivered, (x) the Maximum Total Leverage Ratio shall be no greater than 2.25 to 1.00, and (y) the Loan Parties shall be in pro forma compliance with the Fixed Charge Coverage Ratio set forth in Section 6.1(a);

(C)         in the case of the Acquisition of any Person, the board of directors or other applicable managing entity of such Person shall have approved such Acquisition;

(D)         if requested by the Administrative Agent, reasonably prior to such Acquisition, the Administrative Agent shall have received complete executed or conformed copies of each material document, instrument and agreement to be executed in connection with such Acquisition together with all lien search reports and lien release letters and other documents as the Administrative Agent may require to evidence the termination of Liens on the assets or business to be acquired; and

(E)         the provisions of Section 5.9 shall be satisfied;

provided that, any such merger involving a Person that is not a Wholly Owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.6.

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Section 6.5         Disposition of Property. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Subsidiary, issue or sell any shares of such Subsidiary’s Equity Interests to any Person, except:

(a)          the Disposition of obsolete or worn out property in the ordinary course of business;

(b)          the sale of inventory in the ordinary course of business;

(c)          the sale or issuance of any Subsidiary’s Equity Interests to the Borrower or any other Loan Party or, in the case of any Subsidiary that is not a Loan Party, to any other Subsidiary that is not a Loan Party;

(d)          any Disposition of assets (i) from one Foreign Subsidiary to another Foreign Subsidiary, (ii) from one Domestic Subsidiary to another Domestic Subsidiary, (iii) from one Loan Party to another Loan Party or (iv) from a Subsidiary to a Loan Party;

(e)          sales of Cash Equivalent Investments in the ordinary course of business and for fair market value; and

(f)           the Disposition of other property not described in clauses (a) through (e) above for not less than fair market value as long as (i) at least 75% of the consideration therefor consists of cash and Cash Equivalent Investments, and (ii) the aggregate fair market value of such property so disposed of does not exceed $1,000,000.

Section 6.6         Investments, Loans, Advances, Guarantees and Acquisitions. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a Wholly Owned Subsidiary prior to such merger) any Investment, except:

(a)          Cash Equivalent Investments;

(b)          Investments by the Borrower in the Equity Interests of its Subsidiaries;

(c)          Investments by any Loan Party in any other Loan Party;

(d)          loans or advances made by the Borrower to any Subsidiary and made by any Subsidiary to the Borrower or any other Subsidiary;

(e)          Guarantees constituting Indebtedness permitted by Section 6.2;

(f)           (i) advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed $50,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes and (ii) Investments consisting of loans to employees to finance the purchase of Equity Interests (other than Disqualified Equity Interests) of the Borrower pursuant to employee stock purchase plans or agreements approved by the Borrower’s board of directors in an aggregate principal amount not to exceed $50,000 outstanding at any time;

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(g)          bank deposits in the ordinary course of business;

(h)          Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(i)           non-cash consideration received, to the extent permitted by the Loan Documents, in connection with the Disposition of property permitted by this Agreement;

(j)           Investments to consummate Acquisitions permitted by Section 6.4;

(k)          Hedging Agreements permitted by Section 6.7, to the extent any such Hedging Agreement constitutes an Investment;

(l)           Investments listed on Schedule 6.6 as of the Effective Date; and

(m)         Investments existing when a Person becomes a Subsidiary or at the time such Person merges or consolidates with the Borrower or any Subsidiary as permitted under Section 6.4, so long as such Investments were not made in contemplation of such Person becoming a Subsidiary or of such consolidation, merger or Acquisition;

provided that, any Investment that when made complies with the requirements of the definition of the term “Cash Equivalent Investment” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements.

Section 6.7         Hedging Agreements. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, enter into any Hedging Agreement, except (a) Hedging Agreements entered into to hedge or mitigate risks to which the Borrower or any such Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any Subsidiary), and (b) Hedging Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate, from floating to fixed rates, or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any such Subsidiary.

Section 6.8         Restricted Payments. The Loan Parties shall not, and shall not cause or permit any of their Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payments in an aggregate amount that exceeds $10,000,000 during any fiscal year.

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Section 6.9         Transactions with Affiliates.

(a)          No Loan Party shall, and no Loan Party shall cause or permit any Subsidiary of the Borrower to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) in the ordinary course of business on terms and conditions not less favorable to such Loan Party or Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (ii) transactions between or among the Loan Parties not involving any other Affiliates, (iii) transactions expressly permitted pursuant to this Agreement, (iv) employment, consulting, severance and other service or benefit related arrangements between the Loan Parties and their respective officers and employees in the ordinary course of business, (v) the payment of ordinary course customary fees, expenses and indemnities to directors, officers, employees and consultants of the Loan Parties, and (vi) any transaction with an Affiliate that, as such, has been expressly approved by either a majority of such Loan Party’s independent directors or a committee of such Loan Party’s directors consisting solely of independent directors, in each case, in accordance with such independent directors’ fiduciary duties in their capacity as such and upon advice from independent counsel.

(b)          The Borrower shall not maintain intercompany payables owed to any of its Affiliates organized under the laws of the Argentine Republic, except to the extent (i) such payables qualify under Section 6.9(a)(i) above and (ii) the aggregate amount of such payables do not exceed an amount equal to five times the average monthly amount of such Affiliates’ billings for the immediately preceding 12 month period.

Section 6.10       Changes in Nature of Business. No Loan Party or any Subsidiary of a Loan Party shall engage in any business other than businesses of the type conducted by such entity on the date of execution of this Agreement and businesses reasonably incidental or related thereto and any reasonable extension thereof.

Section 6.11       Negative Pledges; Restrictive Agreements. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any such Subsidiary to create, incur or permit to exist any Lien upon any of its property, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its Equity Interests or to make or repay loans or advances to the Borrower or any such Subsidiary or to Guarantee Indebtedness of the Borrower or any such Subsidiary or transfer any of its properties to any Loan Party; provided that, (i) the foregoing shall not apply to restrictions and conditions imposed by Applicable Law or by the Loan Documents, (ii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of any asset or a Subsidiary of the Borrower pending such sale; provided that, such restrictions and conditions apply only to the asset or the Subsidiary of the Borrower that is to be sold and such sale is permitted hereunder, and (iii) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

Section 6.12      Restriction of Amendments to Certain Documents. No Loan Party shall amend such Person’s articles or certificates of organization or formation, operating agreement or other agreement, instrument or document affecting such Person’s organization, management or governance, in each case, in any respect which is materially adverse to the Lenders.

Section 6.13       Changes in Fiscal Periods. No Loan Party shall change its fiscal year to end on a day other than December 31 or change its method of determining fiscal quarters.

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Section 6.14       Capital Expenditures. The Borrower will not, and will not permit any other Loan Party or Subsidiary thereof to, make or commit to make any Capital Expenditure, except for such Capital Expenditures made in the ordinary course of business during any fiscal year in an aggregate amount not to exceed 10% of the Consolidated Net Revenue for such period.

Section 6.15        Sanctions; Anti-Corruption.

(a)          The Borrower will not, directly or indirectly, use the proceeds of the Loans or any Letter of Credit, or lend, contribute or otherwise make available such proceeds to any Loan Party or any Subsidiary of a Loan Party, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans or Letters of Credit, whether as Administrative Agent, Arranger, Issuing Bank, Lender, underwriter, advisor, investor or otherwise).

(b)          No part of the proceeds of the Loans or any Letter of Credit will be used, directly or indirectly (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of the UK Bribery Act, the FCPA or any other applicable anti-corruption law or otherwise, or (ii) for any other payment that could constitute a violation of any applicable anti-bribery law or anti-corruption law (including, without limitation, the UK Bribery Act or the FCPA).

Section 6.16       Consolidated Net Revenue. The percentage of the Consolidated Net Revenue attributed to the Borrower and its Subsidiaries shall not be less than 60% of the Consolidated Net Revenue.

Article VII

Events of Default

Section 7.1         Events of Default. If any of the following events (“Events of Default”) shall occur:

(a)          the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof, by reason of acceleration or otherwise;

(b)          the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Section) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days;

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(c)          any representation or warranty made or deemed made by or on behalf of the Borrower or any other Loan Party in or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been incorrect or misleading in any material respect (except for representations and warranties that are qualified by materiality, which shall not be incorrect or misleading in any respect) when made or deemed made;

(d)          any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 2.20, Section 5.1(a), (b), and (c), Section 5.2, Section 5.3 (with respect to the existence of any Loan Party), Section 5.6(b), Section 5.8 or Section 5.9 or in Article VI;

(e)          the Borrower or any other Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in clause(a), (b) or (d) of this Section), and such failure shall continue unremedied for a period of 30 days after the earlier of (x) notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender),and (y) the date a Responsible Officer of the Borrower or such other Loan Party becomes aware of such failure;

(f)           any Loan Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, which failure shall continue beyond any applicable cure period specified in the agreement or instrument governing such Material Indebtedness;

(g)          any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or (in the case of any Material Indebtedness constituting a Guarantee) to become payable; provided that, this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such voluntary sale or transfer is permitted under this Agreement;

(h)          an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Loan Party or any Subsidiary of the Borrower or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary of the Borrower or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

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(i)           any Loan Party or any Subsidiary of the Borrower shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary of the Borrower or for a substantial part of any of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, or (vi) take any action for the purpose of effecting any of the foregoing;

(j)           any Loan Party or any Subsidiary of the Borrower shall admit in writing its inability or fail generally to pay its debts as they become due;

(k)          one or more judgments for the payment of money in an aggregate amount in excess of $1,000,000 shall be rendered against a Loan Party any Subsidiary or any combination thereof (not paid or covered by insurance) and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of a Loan Party or any Subsidiary to enforce any such judgment;

(l)           an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m)         any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, shall cease to be in full force and effect; or any Loan Party or any other Person acting on any Loan Party’s behalf shall contest in any manner the validity or enforceability of any material provision of any Loan Document in writing; or any Loan Party shall deny that it has any or further liability or obligation under any Loan Document, or shall purport to revoke, terminate or rescind any provision of any Loan Document;

(n)          a Change in Control shall occur; or

(o)          any of the actions or events set forth in clauses (h), (i) or (j) of this Section 7.1 shall occur with respect to one or more Subsidiaries of any Loan Party, and such action or event could reasonably be expected to (after giving effect to any applicable threshold or grace period), individually or in the aggregate, result in a Material Adverse Effect;

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then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Section), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments (if not theretofore terminated) shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the Borrower (including all amounts of LC Exposure, whether or not the beneficiary of any then-outstanding Letter of Credit shall have demanded payment thereunder) accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Section, the Commitments (if not theretofore terminated) shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations of the Borrower and the other Loan Parties (including all amounts of LC Exposure, whether or not the beneficiary of any then-outstanding Letter of Credit shall have demanded payment thereunder) accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower. With respect to all Letters of Credit having undrawn and unexpired amounts at the time of an acceleration pursuant to this clause, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to 103% of the aggregate then undrawn and unexpired amount of such Letters of Credit in accordance with Section 2.5(j).

Section 7.2         Application of Funds. After the exercise of remedies provided for in Section 7.1 (or after the Loans have automatically become immediately due and payable and the LC Exposure has automatically been required to be Cash Collateralized), any amounts received on account of the Secured Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including legal expenses payable under Section 9.3 and amounts payable under Article II) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including legal expenses payable under Section 9.3 and amounts payable under Article II), ratably among them in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest on the Loans and LC Disbursements, ratably among the holders of such Secured Obligations in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal of the Loans and LC Disbursements, the termination value under Lender Provided Hedging Agreements and Lender Provided Financial Service Products and to Cash Collateralize the portion of the LC Exposure comprised of the aggregate undrawn amount of Letters of Credit as provided in Section 7.1, ratably among the holders of such Secured Obligations in proportion to the respective amounts described in this clause Fourth held by them; provided that, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Secured Obligations otherwise set forth above in this Section;

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Fifth, to the payment of all other Secured Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Secured Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Secured Obligations have been paid in full, to the Borrower or as otherwise required by Applicable Law.

Subject to Sections 2.5(j) and 2.20, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above and, if no Secured Obligations remain outstanding, remitted to the Borrower.

Notwithstanding the foregoing, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Obligations otherwise set forth above in this Section.

Article VIII

The Administrative Agent

Section 8.1         Appointment and Authority.

(a)          Each of the Lenders and the Issuing Banks hereby irrevocably appoints HSBC to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Banks, and neither the Borrower nor any other Loan Party shall have any rights as a third-party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligation arising under agency doctrine of any Applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

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(b)          Each Lender hereby authorizes the Administrative Agent to (a) execute, deliver and perform as a collateral agent under this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party, (b) exercise and enforce any and all rights, powers and remedies provided to the Administrative Agent or any Lender by this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party, any applicable law, or any other document, instrument, or agreement, and (c) take any other action under this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party which Administrative Agent in its sole discretion shall deem advisable and in the best interests of the Lenders. Notwithstanding the foregoing, the Administrative Agent shall not commence an enforcement action (as such term is defined in the Loan Documents) except at the direction of the Required Lenders; provided that, if the Administrative Agent is prohibited by any court order or applicable law from commencing any enforcement action, the Administrative Agent shall not be obligated to commence such enforcement action until such authority is obtained. All decisions with respect to the type of enforcement action which is to be commenced shall be made by, and all actions with respect to prosecution and settlement of such enforcement action shall require the direction of the Required Lenders, and the Administrative Agent shall not be required to take any enforcement action in the absence of any such direction. The Administrative Agent will use its commercially reasonable efforts to pursue diligently the prosecution of any enforcement action, which the Administrative Agent is so authorized or directed to initiate pursuant to this Agreement. The Administrative Agent shall make available to the Lenders copies of all notices it receives in connection with the Collateral or any enforcement action promptly upon receipt. Subject to the terms of this Agreement, the Administrative Agent agrees to administer and enforce this Agreement and the other Security Documents to which it is a party and to foreclose upon, collect and dispose of the Collateral and to apply the proceeds therefrom, for the benefit of the Secured Parties, as provided in this Agreement, and otherwise to perform its duties and obligations as a “collateral agent” hereunder in accordance with the terms hereof.

Section 8.2         Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for, and generally engage in any kind of business with, the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders. The obligations of each Lender under the Loan Documents are several and not joint. Failure by any Lender to perform its obligations under the Loan Documents does not affect the obligations of any other Lender under the Loan Documents.

Section 8.3         Exculpatory Provisions.

(a)          The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(i)         shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

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(ii)        shall not have any duty to take any discretionary action or exercise any discretionary power, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that, the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expenses and liabilities it may incur in taking or continuing to take any such action; in no event shall the Administrative Agent be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of its duties hereunder or in the exercise of any of its rights or powers;

(iii)       shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity; and

(iv)       shall not incur any liability for not performing any act of fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Administrative Agent (including but not limited to any act or provision of any present or future law or regulation or Governmental Authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

(b)          Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable for any action taken or not taken by it (i) with the consent or at the request or direction of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 9.2 and Section 7.1), which consent or direction the Administrative Agent may solicit at any time, or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent in writing by the Borrower, a Lender or an Issuing Bank referring to this Agreement, describing such Default and stating that such notice is a “Notice of Default” or “Notice of Event of Default”. The Administrative Agent shall take such action with respect to such Default as may be directed by the Required Lenders in accordance with the terms of this Agreement; provided that unless and until the Administrative Agent has received any such direction from the Required Lenders, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to any such Default as it shall deem advisable or in the best interest of the Lenders and Issuing Banks.

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(c)          The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any covenant, agreement or other term or condition set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d)          Nothing in this Agreement shall require the Administrative Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any Person on behalf of any Lender and each Lender confirms to the Administrative Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or any of its Related Parties.

(e)          The Administrative Agent shall be entitled to take any action or refuse to take any action which the Administrative Agent regards as necessary for the Administrative Agent to comply with any Applicable Law, regulation or court order or the rules, operating procedures or market practice of any relevant stock exchange or other market or clearing system.

Section 8.4         Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, at the expense of the Borrower and/or the Lenders, as applicable, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

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Section 8.5         Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Facilities as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

Section 8.6         Resignation of Administrative Agent.

The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that, in no event shall any such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(a)          If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Borrower, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

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(b)          With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Administrative Agent on behalf of the Lenders or the Issuing Banks under any Loan Document, the retiring or removed Administrative Agent shall continue to hold such Collateral until such time as a successor Administrative Agent is appointed), and (ii) except for any indemnity payments owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and Issuing Bank directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than any rights to indemnity payments owed to the retiring or removed Administrative Agent), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 9.3 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any action taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

(c)          In addition to the resignation rights set forth in Section 2.4(c)(v) and Section 2.5(i)(ii), any resignation by HSBC as Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Bank and Swingline Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and Swingline Lender, (ii) the retiring Issuing Bank and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit.

Section 8.7         Non-Reliance on Administrative Agent and Other Lenders. Each Lender and Issuing Bank acknowledges and agrees that the extensions of credit made hereunder are commercial loans and letters of credit and not investments in a business enterprise or securities. Each Lender and Issuing Bank represents that it is engaged in making, acquiring or holding commercial loans in the ordinary course of its business and that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

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Section 8.8         No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Bookrunners or Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any other Loan Document, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Bank hereunder.

Section 8.9         Enforcement. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against any Loan Party shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.1 for the benefit of all the Lenders and the Issuing Banks; provided that, the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Issuing Bank or Swingline Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as Issuing Bank or Swingline Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from enforcing its right to payment when due of the principal of and interest on its Loans, fees and other amounts owing to such Lender under the Loan Documents, (d) any Lender from exercising setoff rights in accordance with Section 9.8 (subject to the terms of Section 2.18), or (e) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided further that, if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to this Article VIII, and (ii) in addition to the matters set forth in clauses (b), (c), (d) and (e) of the preceding proviso and subject to Section 2.18, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

Section 8.10       Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding under any other Applicable Law relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or LC Exposure shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)          to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Exposure and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Banks and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Banks and the Administrative Agent under Sections 2.11 and 9.3) allowed in such judicial proceeding; and

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(b)          to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.11 and 9.3.

Section 8.11       Collateral and Guaranty Matters. The Lenders irrevocably authorize the Administrative Agent, at its option and in its sole and absolute discretion,

(i)          to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (v) upon termination of all Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), (w) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted under the Loan Documents, (x) subject to Section 9.2, if approved, authorized or ratified in writing by the Required Lenders, (y) relating to Collateral consisting of a debt instrument if the Indebtedness evidenced thereby has been paid in full, or (z) where such release (A) corrects manifest error in the Administrative Agent’s sole and absolute discretion or (B) is expressly permitted under the Loan Documents;

(ii)         to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.3(e) or to any Permitted Encumbrance; and

(iii)        to release any Guarantor from its obligations under the Loan Documents if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Loan Documents pursuant to this Section 8.11.

(b)          The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of any Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor, maintain or insure any portion of the Collateral.

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(c)          The Administrative Agent may refrain from enforcing the Collateral unless instructed by the Required Lenders. The Administrative Agent may, subject to any contrary instructions from the Required Lenders, cease enforcement at any time.

Section 8.12       Lender Provided Hedging Agreements and Lender Provided Financial Service Products. No holder of Secured Obligations in respect of Lender Provided Hedging Agreements or Lender Provided Financial Service Products shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article VIII to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, such Secured Obligations unless the Administrative Agent has received written notice of such Secured Obligations, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Lender or Affiliate of a Lender.

Section 8.13       Merger. Any entity into which the Administrative Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidations which the Administrative Agent in its individual capacity may be party, or any corporation to which substantially all of the corporate trust or agency business of the Administrative Agent in its individual capacity may be transferred, shall be the Administrative Agent under this Agreement without further action.

Section 8.14       Certain ERISA Matters

(a)          Each Lender (x) represents and warrants, as of the date such person becomes a Lender party hereto, to, and (y) covenants, from the date such Person becomes a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)         such Lender is not using “plan assets” of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii)        the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

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(iii)        (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)       such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)          In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person becomes a Lender party hereto, to, and (y) covenants, from the date such Person becomes a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

Article IX

Miscellaneous

Section 9.1         Notices; Effectiveness; Electronic Communication.

(a)          Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in clause (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, sent by telecopy or electronic communication as follows:

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(i)          if to the Borrower or any other Loan Party, to it at 875 Howard Street, Suite 320, San Francisco, CA 94103, Attention: General Counsel /Chief Financial Officer / Treasurer (Telephone No. (877) 215-5230 ext. 18083/19763; E-mail: juan.urthiage@globant.com with copies to matias.corvalan@globant.com and gcoffice@globant.com), with a copy to Sistemas Globales S.A., Ing. Butty 240, Laminar Tower, 9th Floor, Ciudad Autónoma de Buenos Aires, 1001, Argentina, Attention: General Counsel /Chief Financial Officer / Treasurer;

(ii)         if to the Administrative Agent, to HSBC Bank USA, N.A. at HSBC Bank USA, National Association, Corporate Trust Loan Agency, 425 5th Avenue (8E6), New York, NY 10018 (Telecopy No. (917) 229-6659; Telephone No. (212) 535-7253; E-mail: ctlany.loanagency@us.hsbc.com); and

(iii)        if to a Lender, to it at its address (or telecopy number or e-mail address) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopy shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in clause (b) below, shall be effective as provided in said clause (b).

(b)          Electronic Communications. Notices and other communications to the Lenders and the Issuing Banks hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that, the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to Article II if such Lender or Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its sole and absolute discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) and notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, e-mail or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

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(c)          Change of Address, etc. Any party hereto may change its address, telecopy number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

(d)          Platform.

(i)          The Borrower (on behalf of itself and each other Loan Party) agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) (including of materials and/or information provided by or on behalf of the Borrower hereunder (collectively, the “Borrower Materials”)) available to the Issuing Banks and the other Lenders by posting the Communications on the Platform.

(ii)         The Platform is provided “as is” and “as available”. The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental, consequential, punitive or exemplary damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any other Loan Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Borrower or any other Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications pursuant to this Section, including through the Platform.

Section 9.2         Waivers; Amendments.

No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by clause (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

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(a)          No Loan Document nor any provision thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or, in the case of any other Loan Document, by an agreement in writing entered into with the consent of the Required Lenders; provided that, no such agreement shall:

(i)          increase the Commitment of any Lender without the written consent of such Lender (it being understood and agreed that a waiver of any condition precedent set forth in Section 4.1 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an increase of any Commitment of any Lender);

(ii)         reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender directly affected thereby (it being understood and agreed that a waiver of an increase to the Applicable Rate pursuant to Section 2.12(c) shall require the consent of only the Required Lenders);

(iii)        postpone the scheduled date of payment (it being understood and agreed that a waiver of a Default shall require the consent of only the Required Lenders) of the principal amount of any or Loan LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby;

(iv)        change any provision of any Loan Document in a manner that would alter the pro rata sharing of payments required thereby (including under Sections 2.18(b), Section 2.18(c) and Section 7.2) without the written consent of each Lender;

(v)          release any Guarantor from a Guaranty (other than in connection with the transactions permitted under Section 6.4 or the sale of such Guarantor in a transaction permitted under Section 6.5) or release all or substantially all of the Collateral in any transaction or series of related transactions (other than as authorized in Section 8.11 or as otherwise specifically permitted or contemplated in this Agreement or the Security Agreement), in each case without the written consent of each Lender;

(vi)        change (A) any provision of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder (other than the definition specified in clause (B) of this Section 9.2(b)(vi)), without the written consent of each Lender, or (B) the definition of “Required Revolving Lenders” without the written consent of each Revolving Lender under the Revolving Facility; or

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(vii)       amend, modify or otherwise affect the rights or duties of the Administrative Agent, any Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, such Issuing Bank or the Swingline Lender, as the case may be.

Notwithstanding anything herein to the contrary, the Administrative Agent may, with the consent of the Borrower only, amend, modify or supplement this Agreement or any other Loan Document to cure any ambiguity, omission, defect or inconsistency.

Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, this Agreement and the other Loan Documents may be amended with the written consent of only the Administrative Agent and the Borrower to the extent necessary in order to evidence and implement any increase in Revolving Commitments pursuant to Section 2.22.

Section 9.3         Expenses; Indemnity; Damage Waiver.

(a)          Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, which shall be limited to one primary counsel and, to the extent appropriate, one local counsel in each relevant jurisdiction) in connection with (A) the syndication of the Facilities, the preparation, negotiation, execution, delivery, recordation and filing (including all recording and filing fees, and all mortgage, intangible and other taxes) (it being understood and agreed that the Borrower shall not be responsible for the payment of any such fees, charges or disbursements incurred by any Lender or counsel for such Lender other than HSBC in its role as Administrative Agent) and (B) administration of this Agreement and the other Loan Documents, or any amendment, modification or waiver of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, any Lender or any Issuing Bank (including the fees, charges and disbursements of any counsel for the Administrative Agent, any Lender or any Issuing Bank, which shall be limited to one primary counsel for the Administrative Agent, any Issuing Banks and the Lenders (taken as a whole), one local counsel (in each reasonably necessary jurisdiction) and one special counsel (for each reasonably necessary specialty) and, in the case of a conflict of interest of any of the foregoing counsel, one additional local and/or special counsel (as applicable)), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

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(b)          Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and each Issuing Bank, and each Related Party of each of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrower or any other Loan Party) arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any Subsidiary (except to the extent such presence or release is (A) attributable solely to the gross negligence or willful misconduct of any Lender (as determined by a court of competent jurisdiction by a final, nonappealable judgment) and (B) occurred following such Lender’s taking possession of the property due to (x) the foreclosure on such property by such Lender or (y) such Lender having become successor-in-interest to any Loan Party with respect to such property), or any Environmental Liability related in any way to the Borrower or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to (A) have resulted (i) from the gross negligence or willful misconduct of such Indemnitee or (ii) a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim, or (B) have arisen out of any dispute that does not involve an act or omission of any Loan Party or any Subsidiary and that is brought by an Indemnitee against another Indemnitee; provided, further, that the Borrower shall only be responsible for the fees, charges and disbursements of one primary counsel for the Administrative Agent and the Lenders (taken as a whole), one local counsel (in each reasonably necessary jurisdiction) and one special counsel (for each reasonably necessary specialty) and, in the case of a conflict of interest of any of the foregoing counsel, one additional local and/or special counsel (as applicable). This Section 9.3(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, liabilities and related expenses arising from any non-Tax claim.

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(c)          Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under clause (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), any Issuing Bank, any Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees (i) to pay with respect to clause (a) of this Section, and (ii) indemnify with respect to clause (b) of this Section, Administrative Agent (or any such sub-agent), such Issuing Bank, such Swingline Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided that, with respect to such unpaid amounts owed to any Issuing Bank or Swingline Lender solely in its capacity as such, only the Revolving Lenders shall be required to pay such unpaid amounts, such payment to be made severally among them based on such Revolving Lenders’ Applicable Percentages (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided further that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), such Issuing Bank or such Swingline Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), such Issuing Bank or any such Swingline Lender in connection with such capacity. The obligations of the Lenders under this clause (c) are subject to the provisions of Section 2.18(e).

(d)          Waiver of Consequential Damages, etc. To the fullest extent permitted by Applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, and in no event shall any Indemnitee be liable, on any theory of liability, for loss of profits, goodwill, reputation, business opportunity or for indirect, special, punitive, consequential or exemplary damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof, whether or not the Indemnitee has been advised of the possibility of damages. No Indemnitee referred to in clause (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)          Payments. All amounts due under this Section shall be payable not later than 10 days after demand therefor.

(f)           Survival. Each party’s obligations under this Section shall survive the termination of the Loan Documents and payment of the other Obligations.

Section 9.4         Successors and Assigns.

(a)          Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of clause (b) of this Section, (ii) by way of participation in accordance with the provisions of clause (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of clause (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in clause (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b)          Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (in each case with respect to any Facility), any such assignment shall be subject to the following conditions:

(i)          Minimum Amounts.

(A)         in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it (in each case with respect to any Facility) or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)         in any case not described in clause (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if a “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of the Revolving Facility, or $1,000,000, in the case of any assignment in respect of the Term Facility, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii)         Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis.

(iii)        Required Consents. No consent shall be required for any assignment except to the extent required by clause (b)(i)(B) of this Section and, in addition:

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(A)         the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof; and

(B)         the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) the Revolving Facility or any unfunded Commitments with respect to the Term Facility if such assignment is to a Person that is not a Lender with a Commitment in respect of such Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender, or (ii) any Term Loans to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and

(C)         the consent of each Issuing Bank and Swingline Lender (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Facility if such assignment is to a Person that is not a Lender with a Revolving Commitment, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

(iv)        Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that, the Administrative Agent may, in its sole and absolute discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)         No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries, or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or a Subsidiary thereof.

(vi)        No Assignment to Natural Persons. No such assignment shall be made to a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person or relative(s) thereof).

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(vii)       Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, each Issuing Bank, each Swingline Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under Applicable Law without compliance with the provisions of this clause, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.14 and 9.3 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided that, except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (d) of this Section.

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(c)          Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at its offices at 452 Fifth Avenue, New York, NY 10018 a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that, if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to this Agreement, the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause (c).

(d)          Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person, or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that, (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Banks and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 2.17(e) with respect to any payments made by such Lender to its Participant(s).

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(b) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(g) and Section 2.17(h) (it being understood that the documentation required under Section 2.17(g) and Section 2.17(h) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section; provided that, such Participant (A) agrees to be subject to the provisions of Section 2.19 as if it were an assignee under clause (b) of this Section, and (B) shall not be entitled to receive any greater payment under Section 2.14 or Section 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effect the provisions of Section 2.19(b) with respect to any Participant. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.8 as though it were a Lender; provided that, such Participant agrees to be subject to Section 2.18(c) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit, or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

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(e)          Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that, no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.5         Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and any issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect so long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under any Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.14, 2.16, 2.17, 2.18 and 9.3, and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Obligations, the expiration or termination of the Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made) and the Commitments or the termination of this Agreement or any provision hereof.

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Section 9.6         Counterparts; Integration; Effectiveness; Electronic Execution.

(a)          Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)          Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.7         Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.8         Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by such Lender, such Issuing Bank or any such Affiliate, to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or such Issuing Bank or their respective Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender or such Issuing Bank different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that, in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, each Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have. Each Lender and Issuing Bank agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that, the failure to give such notice shall not affect the validity of such setoff and application.

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Section 9.9         Governing Law; Jurisdiction; Etc.

(a)          Governing Law. This Agreement and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement or any other Loan Document (except, as to any other Loan Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of law principles except Title 14 of Article 5 of the New York General Obligations law.

(b)          Jurisdiction. The Borrower irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Administrative Agent, any Lender, any Issuing Bank or any Related Party of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto may be heard and determined in such New York State court or, to the fullest extent permitted by Applicable Law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, any Lender or any Issuing Bank may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower, any other Loan Party or their properties in the courts of any jurisdiction.

(c)          Waiver of Venue. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in clause (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

109

(d)          Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law.

Section 9.10       Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.11       Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12       Treatment of Certain Information; Confidentiality.

Each of the Administrative Agent, the Lenders and the Issuing Banks agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed: (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by Applicable Law or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedy hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative, credit insurance or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (g) with the consent of the Borrower, or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to the Administrative Agent, any Lender, any Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower or any Subsidiary. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry (including league table providers) and service providers to the Administrative Agent and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments.

110

For purposes of this Article, “Information” means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any Issuing Bank on a nonconfidential basis prior to disclosure by the Borrower or any Subsidiary; provided that, in the case of information received from the Borrower or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 9.13       Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 9.14       PATRIOT Act. Each Lender that is subject to the requirements of the PATRIOT Act hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the PATRIOT Act.

Section 9.15       Acknowledgment and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)          the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

111

(b)          the effects of any Bail-in Action on any such liability, including, if applicable:

(i)          a reduction in full or in part or cancellation of any such liability;

(ii)         a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)        the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

Section 9.16       Judgment Currency. This is an international loan transaction in which the specification of Dollars and the payment in New York is of the essence, and the obligations of the Borrower and each other Loan Party under this Agreement and each of the other Loan Documents to make payments in a specified currency (the “Contractual Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Contractual Currency, except to the extent such tender or recovery results in the effective receipt by the Recipient to which payment is owed, acting in good faith and using commercially reasonable procedures in converting the currency so tendered into the Contractual Currency, of the full amount of the Contractual Currency of the amounts payable to such Recipient under this Agreement. If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Contractual Currency (such other currency being herein referred to as the “Judgment Currency”) an amount due in the Contractual Currency, the conversion shall be made, at the rate of exchange at which, in accordance normal banking procedures, the Recipient could purchase such Contractual Currency at the principal office of the Recipient in New York, New York with the Judgment Currency on the Business Day next preceding the day on which such judgment becomes effective. The obligation of the Borrower and each other Loan Party in respect of any sum due from it to the Recipient hereunder or under any other Loan Document shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that, on the Business Day following receipt by the Recipient of any sum adjudged to be due hereunder in the Judgment Currency the Recipient may, in accordance with normal banking procedures, purchase and transfer the Contractual Currency to New York, New York with the amount of the Judgment Currency so adjudged to be due, and the Borrower and each other Loan Party hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify the Recipient against, and to pay the Recipient, on demand, in the Contractual Currency, the amount (if any) by which the sum originally due to the Recipient in the Contractual Currency hereunder exceeds the amount of the Contractual Currency so purchased and transferred

112

Section 9.17       Amendment and Restatement; No Novation. This Agreement constitutes an amendment and restatement of the Existing Credit Agreement. All indebtedness and other obligations under the Existing Credit Agreement are hereby renewed and continued and hereafter will be governed by this Agreement. The execution and delivery of this Agreement is not intended to constitute a novation of any indebtedness or other obligations owing to the Lender under the Existing Credit Agreement. As of the date hereof, the credit facility described in the Existing Credit Agreement shall be amended, supplemented, modified, and restated in its entirety by the credit facility described herein, and all loans and other obligations of the Borrower outstanding as of such date under the Existing Credit Agreement shall be deemed to be loans and obligations outstanding under this Agreement without any further action by any Person.

[Signature page follows]

113

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Credit Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

GLOBANT, LLC,
as Borrower

By	/s/ Juan Ignacio Urthieque

Name: Juan Ignacio Urthieque
Title: Chief Financial Officer

[Signature Page – Amended and Restated Credit Agreement]

HSBC BANK USA, NATIONAL ASSOCIATION, as Administrative Agent

By	/s/ Keisha McLaughlin

Name: Keisha McLaughlin
Title: Assistant Vice President

[Signature Page – Amended and Restated Credit Agreement]

HSBC BANK USA, NATIONAL ASSOCIATION, as Issuing Bank

By	/s/ Vanessa Printz

Name: Vanessa Printz
Title: Senior Vice President

[Signature Page – Amended and Restated Credit Agreement]

HSBC BANK USA, NATIONAL ASSOCIATION, as Swingline Lender

By	/s/ Vanessa Printz

Name: Vanessa Printz
Title: Senior Vice President

[Signature Page – Amended and Restated Credit Agreement]

HSBC BANK USA, NATIONAL ASSOCIATION, as Lender

By	/s/ Vanessa Printz

Name: Vanessa Printz
Title: Senior Vice President

[Signature Page – Amended and Restated Credit Agreement]

CITIBANK, N.A.,
as Lender

By	/s/ Saulo Ferraz

Name: Saulo Ferraz
Title: Latam-NY Desk Head

[Signature Page – Amended and Restated Credit Agreement]

BNP PARIBAS,
as Lender

By	/s/ Gerad Haissat

Name: Gerad Haissat
Title: Managing Director and Head of Multinational Group

[Signature Page – Amended and Restated Credit Agreement]

Schedule 2.1

Commitments

Lender	Revolving Commitment	Percentage
HSBC Bank USA, N.A.	$60,000,000	40%
Citibank, N.A.	$45,000,000	30%
BNP Paribas	$45,000,000	30%
Total:	$150,000,000	100%

Lender	Term Loan Commitment	Percentage
HSBC Bank USA, N.A.	$20,000,000	40%
Citibank, N.A.	$15,000,000	30%
BNP Paribas	$15,000,000	30%
Total:	$50,000,000	100%

Schedule 3.6

Disclosed Matters

•	TAX CLAIM

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service ("IRS") regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries filed protests of these proposed assessments with the IRS on July 16, 2018.

•	FAECYS

On February 10, 2012, Federacion Argentina de Empleados de Comercio y Servicios (''FAECYS'') filed a lawsuit against our Argentine subsidiary, Sistemas Globales S.A., in which FAECYS is demanding the application of its collective labor agreement to the employees of that subsidiary. According to FAECYS's claim, Sistemas Globales should have withheld and transferred to FAECYS an amount of 0.5% of the gross monthly salaries of Sistemas Globales's employees from October 2006 through October 2011. Furthermore, FAECYS' claim may be increased to cover withholdings from October 2006 through the date of a future judgment.

On April 16, 2018, the lower court dismissed the complaint filed by FAECYS, which decision was subsequently appealed by FAECYS. We are currently awaiting the decision of the second instance court.

Although we believe Sistemas Globales has meritorious defenses to this lawsuit, no assurance can be provided as to what the ultimate outcome of this matter will be. In the opinion of our management and our legal advisors, an adverse outcome from this claim is not probable. Consequently, no amount has been accrued at June 30, 2018.

•	PATENT INFRINGEMENT CLAIM

On August 3, 2018, Express Mobile, Inc. (“Express Mobile”) filed a complaint in the U.S. District Court for the Northern District of California (Case No. 3:18-cv-4681) naming Globant S.A. and Globant, LLC (the “Company”).  Express Mobile alleges infringement of U.S. Patent Nos. 6,546,397 and 7,594,168 based on certain open source software allegedly used by the Company.  Globant LLC’s response to the complaint is currently due on  November 27, 2018.

Schedule 3.11

Insurance

[see attached]

ACORD

GLOBA01 OP ID: LM

CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY) 11/01/2018

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER
Sweet & Baker Ins. Brokers Inc
44 Second Street
San Francisco, CA 94105-3440

CONTACT NAME: Sweet and Baker Insurance Broker
PHONE (A/C, No, Ext):
FAX (A/C, No): 415-512-1115
E-MAIL ADDRESS:

INSURER(S) AFFORDING COVERAGE	NAIC #
INSURER A : The Hartford	11000
INSURER B :	
INSURER C :	
INSURER D :	
INSURER E :	
INSURER F :	

INSURED
Globant, LLC
875 Howard Street
San Francisco, CA 94103

COVERAGES CERTIFICATE NUMBER: REVISION NUMBER:

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE	ADDL INSD	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS	
A	X COMMERCIAL GENERAL LIABILITY; CLAIMS-MADE; X OCCUR; GEN'L AGGREGATE LIMIT APPLIES PER: X POLICY; PRO-JECT; LOC; OTHER:			57UUNZM9229	02/06/2018	02/06/2019	EACH OCCURRENCE	$ 1,000,000
							DAMAGE TO RENTED PREMISES (Ea occurrence)	$ 300,000
							MED EXP (Any one person)	$ 10,000
							PERSONAL & ADV INJURY	$ 1,000,000
							GENERAL AGGREGATE	$ 2,000,000
							PRODUCTS - COMP/OP AGG	$ 2,000,000
								$
A	AUTOMOBILE LIABILITY; ANY AUTO; ALL OWNED AUTOS; SCHEDULED AUTOS; X HIRED AUTOS; X NON-OWNED AUTOS			57UUNZM9229	02/06/2018	02/06/2019	COMBINED SINGLE LIMIT (Ea accident)	$ 1,000,000
							BODILY INJURY (Per person)	$
							BODILY INJURY (Per accident)	$
							PROPERTY DAMAGE (Per accident)	$
								$
A	UMBRELLA LIAB; X OCCUR; X EXCESS LIAB; CLAIMS-MADE; DED; X RETENTION $ 10,000			57RHUZM8888	02/06/2018	02/06/2019	EACH OCCURRENCE	$ 4,000,000
							AGGREGATE	$ 4,000,000
								$
A	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY Y/N; ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? (Mandatory in NH); If yes, describe under DESCRIPTION OF OPERATIONS below	N/A		57WEZU8722	03/22/2018	03/22/2019	X PER STATUTE; OTH-ER	
							E.L. EACH ACCIDENT	$ 1,000,000
							E.L. DISEASE - EA EMPLOYEE	$ 1,000,000
							E.L. DISEASE - POLICY LIMIT	$ 1,000,000
A	Property Special Form, RC			57UUNZM9229 DED $500	02/06/2018	02/06/2019	BPP	2,000,000
							BI	1M

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

10 days notice of cancellation for non payment of premium and 30 days notice for all other cancellations. HSBC Bank USA, N.A, as Administrative Agent, and its successors and assigns are named additional insured respects the written contract with the named insured. “Attn: Insurance Department

CERTIFICATE HOLDER

HSBC Bank USA, N.A.
As administrative Agent
and its successors and
assigns
*P O Box 1165
Buffalo , NY 14203

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.

AUTHORIZED REPRESENTATIVE

Lou Ann McKenzie
Lou Ann McKenzie
415-512-2133

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGES

This endorsement forms a part of the Policy numbered below:

POLICY NUMBER: 57 UUN ZM9229 K2
CHANGE NUMBER: 006

Policy Change Effective Date: 11/01/18

Named Insured: GLOBAL LLC

Producer's Name: SWEET & BAKER INS BROKERS INC

Pro Rata Factor: .797

Description of Change(s):

ANY CHANGES IN YOUR PREMIUM WILL BE REFLECTED IN YOUR NEXT BILLING STATEMENT. IF YOU ARE ENROLLED IN REPETITIVE EFT DRAWS FROM YOUR BANK ACCOUNT, CHANGES IN PREMIUM WILL CHANGE FUTURE DRAW AMOUNTS.
THIS IS NOT A BILL.

NO PREMIUM DUE AT POLICY CHANGE EFFECTIVE DATE.

PROPERTY CHOICE

HARTFORD FIRE INSURANCE COMPANY

PROPERTY CHOICE COVERAGE PART IS CHANGED

PREMISES 1 IS REVISED

LOSS PAYEE(S):

LENDER'S LOSS PAYABLE IS ADDED:
SEE LOSS PAYABLE PROVISIONS

FORM NUMBERS OF COVERAGE PARTS AND ENDORSEMENTS ADDED TO THIS POLICY AT ENDORSEMENT ISSUE: SEE ABOVE FOR COMPANY NAME

IH12011185 LENDERS LOSS PAYEE(S)

Countersigned by Susan L. Castaneda 11/01/18
(Where required by law) Authorized Representative Date

Form HM 12 01 01 07T

POLICY NUMBER: 57 UUN ZM9229
CHANGE NUMBER: 006

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

LENDERS LOSS PAYEE(S)

PROPERTY CHOICE COVERAGE PART

HSBC BANK USA,NA
AS ADMINISTRATIVE AGENT ITS SUCCESSORS AND/OR ASSIGNS
P.O. BOX 1165
BUFFALO, NY 14203
RE: LOC 001 875 HOWARD ST SAN FRANCISCO, CA 94103

Form IH 12 01 11 85 SEQ.NO. 01 Printed in U.S.A.

Schedule 3.13

Subsidiaries; Equity Interests

County	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A. (Luxembourg)
Software Product Creation S.L.	Spain	52.28% Globant España S.A. (sociedad unipersonal)
47.72% Globant S.A. (Luxembourg)
Sistemas Colombia S.A.S.	Colombia	99.99% Globant España S.A. (sociedad unipersonal)
00.01% Software Product Creation SL
Globant, LLC	USA	100% Globant España S.A. (sociedad unipersonal)
Sistemas Globales Uruguay S.A.	Uruguay	100% Globant España S.A. (sociedad unipersonal)
Difier S.A.	Uruguay	100% Globant España S.A. (sociedad unipersonal)
Sistemas UK Ltd.	England & Wales	100% Globant España S.A. (sociedad unipersonal)
We Are London Ltd.	England & Wales	100% Globant España S.A. (sociedad unipersonal)
Sistemas Globales Chile Asesorías Ltda.	Chile	95.00% Globant España S.A. (sociedad unipersonal)
05.00% Software Product Creation S.L.
Global Systems Outsourcing S. de R.L. de C.V.	Mexico	99.99% Globant España S.A. (sociedad unipersonal)
00.01% IAFH Global S.A.
IAFH Global S.A.	Argentina	89.95% Globant España S.A. (sociedad unipersonal)
10.05% Software Product Creation S.L.
Sistemas Globales S.A.	Argentina	89.85% Globant España S.A. (sociedad unipersonal)
10.15% Software Product Creation S.L.
Huddle Group S.A.	Argentina	98.60% Globant España S.A. (sociedad unipersonal)
01.40% Software Product Creation S.L.
Globers S.A.	Argentina	95.00% IAFH Global S.A.
05.00% Sistemas Globales S.A.
Dynaflows S.A.	Argentina	66.73% Sistemas Globales S.A.
Globant Peru S.A.C.	Peru	99.99% Globant España S.A. (sociedad unipersonal)
00.01% Software Product Creation S.L.
Globant Brasil Consultoria Ltda.	Brazil	99,999995% Globant España S.A. (sociedad unipersonal)
0,000005% Software Product Creation SL
Globant India Pvt. Ltd.	India	95.45% Globant España S.A. (sociedad unipersonal)
Globant Canada Corp.	Canada	100% Globant España S.A. (sociedad unipersonal)
PointSource Limited Liability Company	Belarus	95% Globant España S.A. (sociedad unipersonal)
5% Software Product Creation S.L.
Globant France SAS	France	100% Globant S.A. (Luxemburgo)

Schedule 3.20

Labor Matters

None.

Schedule 6.2

Existing Indebtedness

Globant, LLC

Standby Letter of Credit in favor of 650 Fifth Avenue Company, in the aggregate principal amount of $35,620.00

Schedule 6.3

Existing Liens

None.

Schedule 6.6

Existing Investments

None.